U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

☒	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☐
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the Fiscal Period Ended __________

☐
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For transition period from __________ to __________

☐
SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934.
Date of event requiring this shell company report __________

Commission File Number: 000-53540

KONSTA REAL ESTATE PROPERTIES LTD.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of the Registrant’s Name into English)

BRITISH VIRGIN ISLANDS
(Jurisdiction of incorporation or organization)

c/o Riokom, LLC
156 Leninskii Prospect 119571
Moscow, Russian Federation
(Address of principal executive offices)

Copies to:
David Selengut, Esq.
Barry I. Grossman, Esq.
Ellenoff Grossman & Schole, LLP
150 East 42nd Street
New York, NY 10017
Phone: (212) 370-1300
Fax: (212) 370-7889

Securities registered or to be registered pursuant to Section 12(b) of the Act:  None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary Shares, US $0.01 par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

8,952,823 Ordinary Share, $0.01 par value
Number of outstanding shares of each of the Registrant’s classes of capital or common stock as of January 15, 2009

Indicate by check mark whether the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☐ Yes  ☒ No

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐ Yes  ☐ No

  Note:
Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: N/A
☐ Yes  ☐ No

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer ☐		Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ U.S. GAAP	☒ International Financial Reporting Standards	☐ Other
as issued by the International Accounting Standards Board

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes  ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the Registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by court.

☐ Yes  ☐ No

INFORMATION TO BE INCLUDED IN THE REPORT

Convention

In this Form 20-F all references to “BVI” are references to the British Virgin Islands.  Unless otherwise noted all references to “ordinary shares” or “shares” are references to the ordinary shares of the Registrant.  All references to the “Company”, the “Registrant” or “KREP” are references to Konsta Real Estate Properties Ltd.  Per share numbers assume 8,952,823 ordinary shares issued and outstanding as of January 30, 2009.

In this document, all references to “SEC” or “Commission” are reference to the United States Securities and Exchange Commission.  References to “$” are to the currency of the United States of America.

Forward Looking Statements

This Form 20-F includes “forward-looking statements”.  A shareholder or prospective shareholder should bear this in mind when assessing the Registrant’s business.  All statements included in this registration statement for Konsta Real Estate Properties, Ltd. on From 20-F and any amendment thereto (the “Registration Statement”), other than statements of historical facts, including, without limitation, the statements located elsewhere herein regarding industry prospects and the Registrant’s financial position, are forward-looking statements.  Although the Registrant believes that the expectations reflected in such forward looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct.

  TABLE OF CONTENTS

PART I

Item 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.           Directors and Senior Management

The following table lists the members of the Company’s board of directors (the “Board”). The business address of all directors is: c/o Riokom, LLC 156 Leninskii Prospect 119571 Moscow, Russian Federation.

Table No. 1
Directors

Name	Position
Dr. Roman Plavnik	Chairman of the Board of Directors
Nazar Lappa	Director
Svetlana Gromova	Director
Michael Lakshin	Director
Konstantin Plavnik	Director
Sergey Vokhontsev	Director

The following table lists the senior management of the Company. The business address for all members of senior management is: c/o Riokom, LLC 156 Leninskii Prospect 119571 Moscow, Russia.

Table No. 2
Senior Management

Name	Position
Dr. Roman Plavnik	Chief Executive Officer and President

Nazar Lappa	Vice President of Investor Relations

Svetlana Gromova	Vice President of Legal Affairs and Secretary

Michael Lakshin	Vice President of Marketing

Konstantin Plavnik	Vice President of Business Analytics

Sergey Vokhontsev	Chief Operations Officer

Oleg Sultanov	Chief Technology Officer

Dmitry Sednev	Vice President of Construction and Development

Lubov Troitskaya	Senior Corporate Accountant

The functions of our directors and senior management are described below in ITEM 6.A. – Directors and Senior Management.

B.           Advisers

The following are the names and addresses of the Registrant’s principal bankers and legal advisers with which the Registrant has a continuing relationship:

The Registrant’s legal adviser is the law firm of Ellenoff Grossman & Schole LLP, 150 East 42nd Street, 11th Floor, New York 11017.

The Registrant’s legal adviser in the British Virgin Islands is Ogier Group L.P., located at Qwomar Complex, 4th Floor, P.O. Box 3170, Road Town, Tortola, British Virgin Islands, VG1110.

C.           Auditors

The auditors for the Registrant are Intercom-Audit located at 125124, Moscow, 3rd Street, Yamskogo Fields, building 2 block 13, who are active members of BKR International a world association of accounting and consulting firms.

Item 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3.            KEY INFORMATION

A.	Selected Financial Data

The Registrant was incorporated as the Konsta Real Estate Properties Master Fund, Ltd. in the British Virgin Islands on October 3, 2005 and its domicile is the Russian Federation.  On December 10, 2008, the Registrant changed its name to Konsta Real Estate Properties Ltd. to reflect that the Company was going to be an operating company.  On January 9, 2009, British Virgin Islands Financial Services Commission cancelled the Company's certificate of recognition as a professional fund under the Mutual Funds Act, 1996. The Registrant obtained board and shareholder approval to amend and restate its Memorandum and Articles of Association to cancel redemption rights of its members and effected such an amendment on December 10, 2008.  The Registrant has selected a December 31 year end.  The Registrant is filings its Financial Statements for the fiscal years ended December 31, 2007 and December 31, 2006 (audited) and for the nine months ended September 30, 2008 (audited).  The Company began its operations in January 2007.  The Notes to the Financial Statements contain Pro Forma Financial Statements for the fiscal 2007 and nine months ending September 30, 2008. Such Pro Forma Financial Statements represent the Company’s financial condition as if it were an operating company in that period.  This information should be read in conjunction with the Registrant’s Financial Statements and notes thereto.  The selected financial data provided below is not necessarily indicative of the future results of operations or financial performance of the Registrant.

The Financial Statements of the Registrant for the years ended on December 31, 2007,  December 31, 2006 and for the nine months ended September 30, 2008, have been audited by Intercom-Audit, in accordance with International Standards on Auditing and the standards for Public Company Accounting Oversight Board (United States) an independent registered public accountant.  The Financial Statements were prepared in U.S. dollars and have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

The Registrant was incorporated as the Konsta Real Estate Properties Master Fund, Ltd. in the British Virgin Islands on October 3, 2005 and its domicile is the Russian Federation.  On December 10, 2008, the Registrant changed its name to Konsta Real Estate Properties Ltd. to reflect that the Company was going to be an operating company.  On January 9, 2009, British Virgin Islands Financial Services Commission cancelled the Company's certificate of recognition as a professional fund under the Mutual Funds Act, 1996. The Registrant obtained board and shareholder approval to amend and restate its Memorandum and Articles of Association to cancel redemption rights of its members and effected such an amendment on December 10, 2008.  The Registrant has selected a December 31 year end.  The Registrant is filings its Financial Statements for the fiscal years ended December 31, 2007 and December 31, 2006 (audited) and for the nine months ended September 30, 2008 (audited).  The Company began its operations in January 2007.  The Notes to the Financial Statements contain Pro Forma Financial Statements for the fiscal 2007 and nine months ending September 30, 2008. Such Pro Forma Financial Statements represent the Company’s financial condition as if it were an operating company in that period.  This information should be read in conjunction with the Registrant’s Financial Statements and notes thereto.  The selected financial data provided below is not necessarily indicative of the future results of operations or financial performance of the Registrant.

The Financial Statements of the Registrant for the period ending on December 31, 2007 have been audited by Intercom-Audit, an independent registered public accountant.  The Financial Statements were prepared in U.S. dollars and have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

The Registrant’s actual operating profit was $552,000 for the fiscal 2007 and operating loss of $398,000 for the nine months ended September 30, 2008 (as reflected in the Company’s unmodified Financial Statements).  The Registrant had net revenue of $937,000 for the fiscal 2007 and $459,000 for the nine months ended September 30, 2008.  The Registrant’s total assets were $22,606,000 at December 31, 2007 and $26,943,000 at September 30, 2008.  The Registrant’s shares outstanding as adjusted to reflect share distribution were 7,866,848 and 8,952,823 for the period ending at December 31, 2007 and September 30, 2008, respectively.

The table is derived from the modified interim consolidated balance sheet and modified interim consolidated income statement in the Company’s Financial Statements for the period ending September 30, 2008.  The table below reflects the adjustments to the Company’s Financial Statements following the cancellation of its fund license on January 9, 2009 and reorganization of the company as an operating company.  The Financial Statements were prepared in accordance with IFRS.

ASSETS	As of 30 September 2008	As of 31 December 2007
Non-current assets
Other non-current assets	657	396
Plants, property and equipment	36	49
Intangible assets	10 225	9 390
Long-term inventory	11 894	8 880
Total non-current assets	22 812	18 715
Current assets
Cash and cash equivalents	676	47
Short-term loans receivable	3 120	3 770
Other receivables	247	43
Other current assets	88	31
Total current assets	4 131	3 891
TOTAL ASSETS	26 943	22 606

LIABILITIES
Current liabilities
Other payables	(20)	(19)
Short-term borrowings	(27)	(6)
Other current liabilities	(28)	(7)
Taxes payable	(10)	(6)
Total current liabilities	(85)	(38)
TOTAL LIABILITIES

SHAREHOLDERS’ EQUITY
Share capital	16 492	12 635
Revaluation reserve for intangibles	10 225	9 386
Retained earnings	141	547
TOTAL SHAREHOLDERS’ EQUITY	26 858	22 568

	For the 9 months ended 30 September 2008	For the year ended 31 December 2007
Revenue	-	-
Operating expenses	-	-
General and administrative	(890)	(416)
Other operating income	459	937
Other operating expenses	(16)	(3)
Exchange difference gain/loss	49	34

Operating profit/(loss)	(398)	552

Finance costs
Interest expenses	(2)	(2)

Profit/(loss) before tax	(400)	550
Income tax expense (current)	(6)	(3)
Net profit for the year	(406)	547

B.           Capitalization and Indebtedness

Ordinary  Shares

The Registrant is authorized to issue 55,000,000 ordinary shares $0.01 par value (the “Ordinary Shares”) of which 7,866,848 and 8,952,823, respectively were issued and outstanding as at December 31, 2007 and September 30, 2008, as fully paid and non-assessable.

No share purchase options or warrants have been issued for cash or non-cash consideration.  No options or warrants have been issued to employees or non-employees as compensation for goods or services.  There are no preference shares issued and outstanding.  The following is a non-exhaustive summary of the material events that occurred following the end of the interim period ending September 30, 2008: the Company filed an Amended and Restated Memorandum and Articles of Association thereby increasing the number of shares authorized to 55,000,000, and removed redemption rights and on January 30, 2009, cancelled its Fund license.  A comprehensive explanation of the Company’s historical events may be found in Item 4. Information on the Registrant.

The table below sets forth the capitalization of the Company as adjusted for the events that occurred following the end of the interim period ending September 30, 2008.

	As of 30 September 2008		As of 31 December 2007

Number of shares	14 925		12 531
Shareholders’ equity	26 858	*	22 568	*

Number of shares (as adjusted)	8 963 044		7 866 848
Share capital	16 492	*	12 635	*

Revaluation reserve for intangibles	10 225	*	9 386	*
Retained earnings	141	*	547	*
Shareholders’ equity	26 858	*	22 568	*
 *Indicates that value is in thousands of US dollars.

Indebtedness

The Registrant has provided a credit facility to its 99% owned subsidiary, Jirmalia for up to $10,000,000 for three years with a variable interest rate.  As of December 9, 2008, Jirmalia had drawn down $2,226,204 of the credit facility.  The Registrant has no other indebtedness as at December 9, 2008.  The Registrant consolidates its financials with its subsidiaries, as such the indebtedness is not reflected in the Company’s Financial Statements.

C.           Reasons for the Offer and Use of Proceeds

Not Applicable

D.           Risk Factors

An investment in our securities involves a high degree of risk. You should consider carefully all of the material risks described below, together with the other information contained in this registration statement before making a decision to invest in our securities. If any of the following events occur, our business, financial condition and results of operations may be materially adversely affected. In such event, the trading price of our securities could decline and you could lose all or part of your investment.

GENERAL RISKS

We have no experience as a public company.

We have never operated as a public company. We have no experience in complying with the various rules and regulations, which are required of a public company. As a result, we may not be able to operate successfully as a public company, even if our operations are successful. We plan to comply with all of the various rules and regulations, which are required of a public company. However, if we cannot operate successfully as a public company, shareholders may be adversely affected.

The loss of or the inability to obtain key personnel could delay or hinder implementation of our business plan, which could limit our ability to make distributions.

Our success depends to a significant degree upon the contributions of Roman Plavnik, Nazar Lappa, Svetlana Gromova, Michael Lakshin and Konstantin Plavnik, each of whom would be difficult to replace. If any of these persons were to cease their affiliation with us, our operating results could suffer. We do not intend to maintain key person life insurance on any person. We believe that our future success depends, in large part, upon our management’s ability to hire and retain highly skilled managerial, operational and marketing personnel. Competition for such personnel is intense, and our management may be unsuccessful in attracting and retaining such skilled personnel. Further, we intend to establish strategic relationships with firms that have special expertise in certain services in connection with developing or identifying or as to real properties in providing certain geographic regions. Maintaining such relationships will be important for us to effectively compete with other investors for properties in such regions. We may be unsuccessful in establishing and retaining such relationships. If we lose or are unable to obtain the services of highly skilled personnel or do not establish or maintain appropriate strategic relationships, our ability to implement our business plan could be delayed or hindered, and the value of our Company may decline.

Because our Chairman owns over 50% of our outstanding common stock, he will make and control corporate decisions that may be disadvantageous to minority shareholders.

Our chief executive officer and chairman of the board, Roman Plavnik owns more than 50% of the outstanding shares of our common stock. Accordingly, he will have significant influence in determining the outcome of all corporate transactions or other matters, including the election of directors, mergers, consolidations and the sale of all or substantially all of our assets, and also the power to prevent or cause a change in control. The interests of Dr. Plavnik may differ from the interests of the other shareholders and may result in corporate decisions that are disadvantageous to other shareholders.

Being a foreign private issuer exempts us from certain Securities and Exchange Commission requirements that provide shareholders the protection of information that must be made available to shareholders of United States public companies.

We are a “foreign private issuer” within the meaning of the rules promulgated under the Securities Exchange Act of 1934, as amended. As such, we are exempt from certain provisions applicable to United States public companies including:

•
The rules requiring the filing with the SEC of quarterly reports on Form 10-Q or Current Reports on Form 8-K, although we are required to furnish a report on Form 6-K disclosing information that we make public pursuant to the laws of the British Virgin Islands or the Russian Federation, that we are required to file by the Over the Counter Bulletin Board or that we are required to furnish to our securities holders pursuant to the rules and regulations of the SEC with respect to the Form 6-K;

•	The sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations with respect to a security registered under the Exchange Act;

•	Provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information; and

•
The sections of the Exchange Act requiring insiders to file public reports of their ordinary share ownership and trading activities and establishing insider liability for profits realized from any “short swing” trading transactions (i.e., a purchase and sale, or a sale and purchase, of the issuer’s equity securities within less than six months).

Because of these exemptions, our shareholders will not be afforded the same protections or information generally available to investors holding shares in public companies organized in the United States. In particular, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements. Because of this exemption, at any time we seek approval from our shareholders, we will not be required to file with the SEC preliminary proxy solicitation materials, but rather will prepare and deliver proxy solicitation materials to our shareholders in accordance with: (i) British Virgin Islands law, which contains no specific proxy laws, rules or regulations, and (ii) the relevant provisions of our memorandum and articles of association, and, as required, file such materials with the SEC after mailing. Although we anticipate that such materials will contain many of the same disclosures as proxy materials prepared in conformance with the U.S. proxy rules, investors are cautioned that such materials will not have been reviewed by the SEC and may not have all of the material disclosures required under U.S. proxy rules.

If we are unable to obtain immediate financing or we do not obtain sufficient financing we may not be able to complete our construction projects on a timely basis.

If we do not obtain financing we may be required to pre-sell apartments and use funds which will reduce our profits.  Our ability to continue present operations and to complete construction of our existing projects without delay and begin construction of new projects in a timely manner depends on our ability to obtain significant external funding.  Our ability to complete the construction of Kurortny and Orbita is dependent on our access to additional financing and capital resources at acceptable rates.  We may not be able to obtain the licenses that are required to build any future projects.

Economic conditions, political events, war, terrorism, public health issues, natural disasters and other circumstances could materially adversely affect the Company.

The Company’s operations and performance depend significantly on worldwide economic conditions and their impact on levels of demand of real estate purchases, which has recently deteriorated significantly in Russia, and may remain depressed for the foreseeable future. For example, some of the factors that could influence the demand for real estate include conditions in the residential real estate and mortgage markets, labor and healthcare costs, access to credit, consumer confidence and other macroeconomic factors affecting consumer spending behavior.  These and other economic factors could have a material adverse effect on demand for the Company’s real estate properties and cause the price of the properties to decline thereby adversely affecting the financial condition and operating results.

In addition, war, terrorism, geopolitical uncertainties, public health issues, and other business interruptions have caused and could cause damage or disruption to international commerce and the global economy, and thus could have a strong negative effect on the demand for the Company’s real estate properties.  The Company’s business operations are subject to interruption by natural disasters, fire, long rainfall, snow and dirt avalanche, power shortages, terrorist attacks, and other hostile acts, labor disputes, public health issues, and other events beyond its control. Such events could delay the completion of the Company’s construction projects and cause a decrease in the demand for the Company’s real estate properties, make it difficult or impossible for the Company to complete construction of its real estate properties, and create delays and inefficiencies in the Company’s supply chain.  Should major public health issues, including pandemics, arise, the Company could be negatively affected by more stringent employee travel restrictions, additional limitations in freight services, governmental actions limiting the movement of products between regions, delays in production ramps of new products, and disruptions in the operations of the Company’s construction and component suppliers. Because the Company does not carry earthquake insurance for direct quake-related losses and significant recovery time could be required to resume operations, the Company’s financial condition and operating results could be materially adversely affected in the event of a major earthquake.

GENERAL RISKS RELATED TO REAL ESTATE

We are subject to all of the operating risks common in the lodging industry and our results may be adversely impacted if any of these risks materialize.

To the extent we elect, in the future to purchase, develop or operate a hotel property, our results will be affected by occupancy and room rates achieved by our hotels, our ability to manage costs, foreign currency exchange rate movements related to our international operations, our relative mix of owned, leased, managed and franchised hotels, supply and demand changes for hotel rooms in our markets, the quantity and pricing and changes in the number of available hotel rooms through acquisition, development and disposition. Unfavorable changes in these factors, as well as the occurrence of other events described below, could negatively impact hotel room demand and pricing which, in turn, could limit our ability to pass through operating cost increases in the form of higher room rates. Our ability to manage costs could be adversely impacted by significant increases in operating expenses, such as wages and other labor costs, healthcare, insurance, property taxes and energy, as well as increases in construction costs, resulting in lower operating margins. In addition, economic factors beyond our control may create challenges for the lodging industry and us in 2009 and beyond. A downturn in economic conditions could impact the demand for hotel rooms and put pressure on room rates. Increases in transportation and fuel costs, the financial condition of the airline industry and its impact on air travel and sustained recessionary periods could also unfavorably impact future results.

Unfavorable changes in market and economic conditions could reduce occupancy, purchase price or rental rates and the market value of our real estate properties and adversely affect the value of our other real estate related assets, which in turn could have a material adverse effect on our cash flow and therefore our ability to achieve our objectives.

          The market and economic conditions in the markets where our properties will be located may significantly affect the purchase price of apartments, occupancy of hotel and rental properties or rental rates on residential apartments. Decreased occupancy and/or rental rates in those markets would decrease our cash flow, which in turn, could significantly affect our ability to achieve our objectives, including those of capital appreciation and preservation of capital. The risks that may affect conditions in those markets include, but are not limited to, the following:

•	the economic climate, which may be adversely impacted by business closings, industry slowdowns;

•	employment losses and other factors;

•	availability of financing;

•	conditions of real estate property sectors such as an oversupply of, or a reduced demand for, certain types of real estate properties;

•	decline in population or shifting demographics that adversely affects occupancy or rental rates;

•	the inability or unwillingness of lessees to pay rent increases;

•	success of the Olympic games in 2014 in Sochi;

•
the potential effect of rent control or rent stabilization laws, or other laws regulating housing, on any of our multifamily properties, which could prevent us from raising rents to offset increases in operating costs; and

•	the rental market which may limit the extent to which rents may be increased to meet increased expenses without decreasing occupancy rates.

A property that incurs a vacancy could be difficult to sell or lease.

          To the extent we develop rental property, a property may incur a vacancy either by the continued default of a tenant under its lease or the expiration of one of our leases. Some of our properties may be specifically suited to the particular needs of a certain tenant based on the type of business the tenant operates. For example, many companies desire space with an open floor plan. We may have difficulty obtaining a new tenant for any vacant space in our properties, particularly if the floor plan limits the types of businesses that can use the space without major renovation. If a vacancy on any of our properties continues for a long period of time, we may suffer reduced revenues. In addition, the resale value of the property could be diminished because the market value of a particular property will depend principally upon the value of the leases of such property.

If we sell a property by providing financing to the purchaser, we will bear the risk of default by the purchaser, which could delay or reduce the distributions available to our stockholders.

If we decide to sell any of our properties or portions of such properties such as apartments, we intend to use our best efforts to sell them for cash; however, in some instances, we may sell our properties by providing financing to purchasers. When we provide financing to a purchaser, we will bear the risk that the purchaser may default, which could reduce our cash distributions to stockholders. Even in the absence of a purchaser default, the distribution of the proceeds of the sale to our stockholders, or the reinvestment of the proceeds in other assets, will be delayed until the promissory notes or other property we may accept upon a sale are actually paid, sold, refinanced or otherwise disposed.

Our inability to obtain construction materials, equipment and labor in a timely manner and at market prices could have a material adverse effect on our business.  Potential development and construction delays and resultant increased costs and risks may hinder our operating results and decrease our net income.

The completion of our construction projects depends upon our ability to obtain adequate construction materials, equipment and labor on a timely basis. At present, we contract with construction companies that we retain to complete build and develop our properties.  Our inability to retain construction companies on favorable terms or identify alternative construction companies in a timely manner and at market prices could have a material adverse effect on our business.  If a builder fails to perform, we may resort to legal action to rescind the purchase or the construction contract or to compel performance.  A builder’s performance may also be affected or delayed by conditions beyond the builder’s control.   If any of our construction companies or third party builders breach or renege on their agreements we may not be able to complete our projects in a timely manner.

Investments in our properties is subject to the uncertainties associated with the development and construction of real property, including those related to re-zoning land for development, environmental concerns of governmental entities and/or community groups and our builders’ ability to build in conformity with plans, specifications, budgeted costs and timetables.  Companies that develop real estate property are also subject to the risks of lawsuits arising from the negligent work of architects, engineers or contractors.  Such lawsuits could further delay our construction timeline.

Delays in completing construction could also give tenants the right to terminate preconstruction leases. We may incur additional risks when we make periodic progress payments or other advances to builders before they complete construction. These and other factors can result in increased costs of a project or loss of our investment. In addition, we will be subject to normal lease-up risks relating to newly constructed projects. We also must rely on rental income and expense projections and estimates of the fair market value of property upon completion of construction when agreeing upon a purchase price at the time we acquire the property. If our projections are inaccurate, we may pay too much for a property, and the return on our investment could suffer.

Uninsured losses relating to real property may adversely affect your returns.

          We will attempt to assure that all of our properties are comprehensively insured (including liability, fire, and extended coverage) in amounts sufficient to permit replacement in the event of a total loss, subject to applicable deductibles. However, to the extent of any such deductible and/or in the event that any of our properties incurs a casualty loss which is not fully covered by insurance, the value of our assets will be reduced by any such loss. Also, certain types of losses, generally of a catastrophic nature, resulting from, among other things, earthquakes, floods, hurricanes or terrorist acts may not be insurable or even if they are, such losses may not be insurable on terms commercially reasonable to the Company. Further, we may not have a sufficient external source of funding to repair or reconstruct a damaged property, and we cannot assure you that any such source of funding will be available to us for such purposes in the future.

Delays in the development of properties may adversely affect your investment.

          Delays we encounter in the development and acquisition of properties could adversely affect shareholders. Such delays may adversely affect the value of the Company and our results of operations.

The costs of compliance with environmental laws and other governmental laws and regulations may adversely affect our income and the cash available for our operations.

          All real property and the operations conducted on real property are subject to laws, ordinances and regulations relating to environmental protection and human health and safety. These laws and regulations generally govern wastewater discharges, air emissions, the operation and removal of underground and above-ground storage tanks, the use, storage, treatment, transportation and disposal of solid and hazardous materials, and the remediation of contamination associated with disposals.

          Environmental laws also may impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require expenditures. Environmental laws provide for sanctions in the event of noncompliance and may be enforced by governmental agencies or, in certain circumstances, by private parties. In connection with the acquisition and ownership of our properties, we may be potentially liable for such costs.

          Independent environmental organizations may conclude that the development of infrastructure in the Sochi region in preparation for the winter Olympic Games threatens some protected wildlife areas.  Such a conclusion may cause the competitors for the winter Olympic Games to raise the question of changing the venue with the Olympic committee.

If we are unsuccessful in competing against our competitors, our market share could decline or our growth could be impaired and, as a result, our financial results could suffer.

Competition in the real estate development industry is intense, and there are relatively low barriers to entry into our business. We may experience competition for potential real estate property development from individuals, corporations, banks and insurance investment accounts.  Increased competition could hurt our business, as it could prevent us from acquiring attractive parcels of land on which to build apartment buildings and shopping centers or make such acquisitions more expensive, hinder our market share expansion, and lead to pricing pressures on our real estate developments that may adversely impact our margins and revenues. If we are unable to successfully compete, our financial results could suffer and the value of, or our ability to service, our debt could be adversely affected. Our competitors may independently develop land and construct housing units that are superior or substantially similar to our products. Furthermore, some of our competitors have substantially greater financial resources and lower costs of funds than we do. Many of these competitors also have longstanding relationships with subcontractors and suppliers in the markets in which we operate. We currently build in several of the top markets in the Russian Federation and, therefore, we expect to continue to face additional competition from new entrants into our markets.

RISKS RELATED TO DOING BUSINESS IN RUSSIA

We do not carry all of the insurance coverage customary in many countries for a business of our size and nature, and as a result could experience substantial loss or disruption.

                The insurance industry is not yet well developed in Russia, and many forms of insurance protection common in other countries are not yet available in Russia on comparable terms, including coverage for business interruption. At present, we have no coverage for business interruption or loss of key management personnel. We do not maintain separate funds or otherwise set aside reserves for these types of losses. Any such loss may cause substantial disruption and may have a material adverse effect on our business, results of operations and financial condition.

Failure to comply with existing laws and regulations or to obtain all approvals, authorizations and permits required to develop our properties, or the findings of government inspections or increased governmental regulation of our properties, could result in substantial additional compliance costs or various sanctions which could materially adversely affect our business, financial condition and results of operations

        Our operations and properties are subject to regulation by various government entities and agencies in connection with obtaining and renewing various licenses, approvals, authorizations and permits, as well as with ongoing compliance with existing laws, regulations and standards. Regulatory authorities exercise considerable discretion in matters of enforcement and interpretation of applicable laws, regulations and standards, the issuance and renewal of licenses, approvals, authorizations and permits and in monitoring licensees' compliance with the terms thereof. Russian authorities have the right to, and frequently do, conduct periodic inspections of our operations and properties throughout the year. Any such future inspections may conclude that we or any of our subsidiaries have violated laws, decrees or regulations, and we may be unable to refute such conclusions or remedy the violations.

        Our failure to comply with existing laws and regulations or to obtain all approvals, authorizations and permits required to develop our properties or the findings of government inspections may also result in the imposition of fines or penalties or more severe sanctions including the suspension, amendment or termination of our licenses, approvals, authorizations and permits, or in requirements that we cease certain of our business activities, or in criminal and administrative penalties applicable to our officers. Any such decisions, requirements or sanctions, or any increase in governmental regulation of our operations, could increase our costs and materially adversely affect our business, financial condition and results of operations.

Delay in our ability to obtain all authorizations and permits required to develop our properties may delay the completion of our development projects and hinder our results of operations.

We are subject to local, state and federal statutes and rules regulating, among other things certain developmental matters, building and site design, and matters concerning the protection of health and the environment. Our operating expenses may be increased by governmental regulations, such as building permit allocation ordinances, impact and other fees and taxes, which may be imposed to defray the cost of providing certain governmental services and improvements. Any delay or refusal to grant us necessary licenses, permits or approvals from government agencies could have an adverse effect on our operations. Because we currently operate in only two markets, any increase in costs or delays due to regulatory changes in one or more of our markets may have a proportionately greater impact on us than on other real estate development companies that operate in more markets or more regions of the country.

Political and governmental instability in Russia could materially adversely affect our business, financial condition, results of operations and prospects and the value of our Ordinary Shares.

        Since 1991, Russia has sought to transform from a one-party state with a centrally-planned economy to a democracy with a market economy. As a result of the sweeping nature of the reforms, and the failure of some of them, the Russian political system remains vulnerable to popular dissatisfaction, including dissatisfaction with the results of privatizations in the 1990s, as well as to demands for autonomy from particular regional and ethnic groups.

        Current and future changes in the Russian government, major policy shifts or lack of consensus between various branches of the government and powerful economic groups could disrupt or reverse economic and regulatory reforms. Any disruption or reversal of reform policies could lead to political or governmental instability or the occurrence of conflicts among powerful economic groups, which could have a material adverse effect on our business, financial condition, results of operations and prospects and the value of our common stock.

Civil conflicts could adversely affect the value of investments in Russia, which could result in a decline in the value of our common stock.

        Ethnic, religious, historical and other divisions have, on occasion, given rise to tensions and, in certain cases, military conflict, such as the historical conflict in Chechnya, which has brought normal economic activity within Chechnya to a halt and disrupted the economies of neighboring regions. The further intensification of violence, including terrorist activities, or its continued spread to other parts of Russia, could have significant political consequences, including the imposition of a state of emergency in some or all of Russia. Moreover, any terrorist attacks and the resulting heightened security measures may cause disruptions to domestic commerce, and could materially adversely affect our business and the value of our common stock.

RISKS RELATING TO THE ECONOMIC ENVIRONMENT IN RUSSIA

Emerging markets such as Russia are subject to greater risks than more developed markets and financial turmoil in any emerging market could disrupt our business, as well as cause the price of our Ordinary Shares to decline.

        Generally, investment in emerging markets is only suitable for sophisticated investors who fully appreciate the significance of the risks involved in, and are familiar with, investing in such markets. Emerging markets such as Russia are also subject to rapid change, and financial turmoil in any emerging market country tends to adversely affect prices of the stock of companies operating in other emerging market countries as investors move their money to more stable, developed markets. As has happened in the past, financial problems or an increase in the perceived risks associated with investing in emerging economies could dampen foreign investment in Russia and adversely affect the Russian economy.

The Russian banking system remains underdeveloped, and another banking crisis could place severe liquidity constraints on our business.

        Russia's banking and other financial systems are less developed and regulated than those of many other developed countries, and Russian legislation relating to banks and bank accounts is subject to varying interpretations and inconsistent application. Many Russian banks do not meet international banking standards, and the transparency of the Russian banking sector still lags far behind internationally accepted norms. Furthermore, Russian bank deposits made by corporate entities generally are not insured.

        Recently, there has been a rapid increase in lending by Russian banks, which many believe has been accompanied by deterioration in the credit quality of borrowers. In addition, a robust domestic corporate debt market is leading to Russian banks increasingly holding large amounts of Russian corporate ruble bonds in their portfolios. Weaknesses in the Russian banking sector, combined with the relatively high risk credit portfolios of Russian banks, may result in the banking sector being more susceptible to market downturns or economic slowdowns, including due to Russian corporate defaults. If a banking crisis were to occur, companies operating in Russia would be subject to severe liquidity constraints due to the limited supply of domestic savings and the withdrawal of foreign funding sources that would occur during such a crisis.

        There are currently a limited number of creditworthy Russian banks, most of which are located in Moscow and the largest of which are state-owned. Of the $3,795,000 cash balance we had as of September 30, 2008, our entire cash balance was held in Russian banks in US Dollar denominations.  There are few, if any, safe ruble-denominated instruments in which we may invest our excess ruble cash. Another banking crisis or the bankruptcy or insolvency of the banks from which we receive or with which we hold our funds could result in the loss of our deposits or affect our ability to complete banking transactions in Russia, which could have a material adverse effect on our business, financial conditions and results of operations.

Our business can be affected by currency rate fluctuation, as all of our operations will be in Russia and in Russian rubles.

Some of our operations will be in Russia and in Russian Rubles, therefore we will be affected by changes in foreign exchange rates. For the last six years the Russian Ruble has risen 30% against the US Dollar. To protect our business, we may enter into foreign currency exchange contracts with major financial institutions to hedge overseas transactions and limit our exposure to those currency fluctuations. If we are not able to successfully protect ourselves against those currency rate fluctuations, then our profits will also fluctuate which could cause us to be less profitable or incur losses, even if our business is doing well.

Emerging markets like Russia may experience high inflation that could adversely affect our business.

Russia has been undergoing a rapid and uneven transition to a market-oriented economy and in prior years has experienced high inflation. There is no certainty that economic measures undertaken by the Russian government will successfully improve economic conditions or that the transition to a market-oriented economy will be accomplished. Adverse economic conditions in Russia could have a material effect on the completion of our construction projects.

RISKS RELATING TO RUSSIAN LEGISLATION AND THE RUSSIAN LEGAL SYSTEM

Weaknesses in the Russian legal system create an uncertain environment for investment and business activity and could have a material adverse effect on our business and the value of our common stock.

        Russia is still developing the legal framework required to support a market economy, and its legal system is largely characterized by:

• inconsistencies between and among laws, presidential decrees and governmental, ministerial and local regulations, orders, decisions, resolutions and other acts;

• substantial gaps in the regulatory structure resulting from the delay in adoption or absence of implementing regulations;

• limited judicial and administrative guidance on interpreting Russian legislation;

• the relative inexperience of judges and courts in interpreting recent commercial legislation;

• a lack of judicial independence from political, social and commercial forces;

• under-funding and under-staffing of the court system;

• a high degree of discretion on the part of the judiciary and governmental authorities; and

• poorly developed bankruptcy procedures that are subject to abuse.

        As is true of civil law systems, judicial precedents generally have no binding effect on subsequent decisions. Not all Russian legislation and court decisions are readily available to the public or organized in a manner that facilitates understanding. The Russian judicial system can be slow, and enforcement of court orders can in practice be very difficult. All of these factors make judicial decisions in Russia difficult to predict and effective redress uncertain. Additionally, court claims and governmental prosecutions are sometimes used in furtherance of political aims.

        In addition, several key Russian laws have only recently become effective. The untested nature of much of recent Russian legislation, the lack of consensus about the scope, content and pace of economic and political reform and the rapid evolution of the Russian legal system in ways that may not always coincide with market developments may place the enforceability and underlying constitutionality of laws in doubt and result in ambiguities, inconsistencies and anomalies in the Russian legal system. Any of these weaknesses could affect our ability to enforce our rights under our licenses and under our contracts, or to defend ourselves against claims by others. Furthermore, we cannot assure you that regulators, judicial authorities or third parties will not challenge our compliance with applicable laws, decrees and regulations.

        These uncertainties also extend to property rights. Although legislation has been enacted to protect private property against expropriation and nationalization, due to the lack of experience in enforcing these provisions and due to political factors, these protections may not be enforced in the event of an attempted expropriation or nationalization. Expropriation or nationalization of any of our entities or their assets, potentially without adequate compensation, would have a material adverse effect on our business, financial condition, results of operations and prospects.

Selective or arbitrary government action may have an adverse effect on our business and the value of our Ordinary Shares.

        Government authorities have a high degree of discretion in Russia and have at times exercised their discretion selectively or arbitrarily, without hearing or prior notice, and sometimes in a manner that is influenced by political or commercial considerations. The government also has the power, in certain circumstances, to interfere with the performance of, nullify or terminate contracts. Selective or arbitrary actions have included withdrawal of licenses, sudden and unexpected tax audits, criminal prosecutions and civil actions. Federal and local government entities have also used common defects in documentation as pretexts for court claims and other demands to invalidate and/or to void transactions, apparently for political purposes. We cannot assure you that regulators, judicial authorities or third parties will not challenge our compliance (including that of our subsidiaries) with applicable laws, decrees and regulations in Russia. Selective or arbitrary government action could have a material adverse effect on our business and on the value of our Ordinary Shares.

If the Russian Federal Anti-monopoly Service were to conclude that we acquired or created a new company in contravention of anti-monopoly legislation, it could impose administrative sanctions and require the divestiture of this company or other assets.

        Our business has grown in part through the acquisition and establishment of companies, many of which required the prior approval of or subsequent notification to the Russian Federal Anti-monopoly Service or its predecessor agencies. In part, relevant legislation restricts the acquisition or establishment of companies by groups of companies or individuals acting in concert without this approval or notification. This legislation is vague in parts and subject to varying interpretations. If the Federal Anti-monopoly Service were to conclude that an acquisition or establishment of a new company was effected in contravention of applicable legislation and competition has been reduced as a result, it could impose administrative sanctions and require the divestiture of this company or other assets, adversely affecting our business strategy and our results of operations.

If one of our principal subsidiaries is forced into liquidation due to negative net assets, our results of operations could suffer.

        If at the end of any fiscal year a Russian company's net assets as determined in accordance with Russian accounting regulations are below the minimum amount of charter capital required by Russian law, the company is required to convene a shareholders meeting to adopt a decision to liquidate. If it fails to do so within a "reasonable period," the company's creditors may request early termination or acceleration of the company's obligations to them, as well as damages, and governmental authorities may seek to cause the involuntary liquidation of the company. Under an earlier version of this law, the company's shareholders could also bring an action to force the liquidation of the company. It is unclear under Russian law whether a historical violation of this requirement may be retroactively cured, even if a company later comes into compliance with the requirement. On occasion, Russian courts have ordered the involuntary liquidation of a company for having negative net assets even if the company has continued to fulfill its obligations and had net assets in excess of the minimum amount at the time of liquidation.

        There has been no judicial or other official interpretation of what constitutes a "reasonable period" within which a company must act to liquidate. If any of our subsidiaries were to be liquidated involuntarily, we would be forced to reorganize the operations we currently conduct through that subsidiary. The liquidation of any of our subsidiaries would result in the termination of some of our permits or licenses and we cannot assure you that we would be able to secure new licenses needed to continue our operations. Accordingly, any liquidation could have a material adverse effect on our business.

Shareholder liability under Russian legislation could cause us to become liable for the obligations of our subsidiaries.

        The Russian Civil Code, the Law on Joint Stock Companies and the Law on Limited Liability Companies generally provide that shareholders in a Russian joint stock company or limited liability company are not liable for the obligations of the company and bear only the risk of loss of their investment. This may not be the case, however, when one person (an "effective parent") is capable of determining decisions made by another (an "effective subsidiary"). The effective parent bears joint and several responsibility for transactions concluded by the effective subsidiary in carrying out these decisions if:

• this decision-making capability is provided for in the charter of the effective subsidiary or in a contract between the companies; and
• the effective parent gives obligatory directions to the effective subsidiary.

        In addition, an effective parent is secondarily liable for an effective subsidiary's debts if an effective subsidiary becomes insolvent or bankrupt as a result of the action or inaction of an effective parent. This is the case no matter how the effective parent's capability to determine decisions of the effective subsidiary arises. For example, this liability could arise through ownership of voting securities or by contract. In these instances, other shareholders of the effective subsidiary may claim compensation for the effective subsidiary's losses from the effective parent that caused the effective subsidiary to act or fail to act, knowing that such action or inaction would result in losses. Accordingly, in our position as an effective parent, we could be liable in some cases for the debts of our effective subsidiaries. Although the total indebtedness of our effective subsidiaries is currently immaterial, it is possible that we could face material liability in this regard in the future, which could materially adversely affect our business and our results of operations.

Changes in the Russian tax system or arbitrary or unforeseen application of existing rules could materially adversely affect our financial condition.

        Our tax burden may become greater than the estimated amount that we have expensed to date and paid or accrued on our balance sheets. Although our Company is domiciled in the British Virgin Islands and there is currently no income, estate, corporation gains or other taxes payable by the Company, some of the Company’s subsidiaries are domiciled in the Russian Federation.  Russian tax authorities have often been arbitrary and aggressive in their interpretation of tax laws and their many ambiguities, as well as in their enforcement and collection activities. Many companies are often forced to negotiate their tax bills with tax inspectors who may demand higher taxes than applicable law appears to provide. Any additional tax liability, as well as any unforeseen changes in Russian tax laws, could have a material adverse effect on our future results of operations or cash flows in a particular period. We have at times accrued substantial amounts for contingent tax liabilities, a substantial portion of which accruals we have reversed as contingencies have been resolved favorably or changes in circumstances have occurred. The amounts currently accrued for tax contingencies may not be sufficient to meet any liability we may ultimately face.

Under Russian accounting and tax principles, Financial Statements of Russian companies are not consolidated for tax purposes. As a result, each Russian-registered entity in our group pays its own Russian taxes and we cannot offset the profits or losses in any single entity against the profits and losses of any other entity. Consequently, our overall effective tax rate may increase as we expand our operations, unless we are able to implement an effective corporate structure that minimizes the effect of these Russian accounting and tax norms.

        The Russian tax system imposes additional burdens and costs on our operations in Russia, and complicates our tax planning and related business decisions. The uncertainty involved potentially exposes us to significant fines and penalties and enforcement measures despite our best efforts at compliance, and could result in a greater than expected tax burden on our subsidiaries. These factors raise the risk of a sudden imposition of arbitrary or onerous taxes on our operations in Russia. This could adversely affect our business and the value of our Ordinary Shares.

Any US or other foreign judgments that may be obtained against us may be difficult to enforce against us in Russia.

        Although we are a British Virgin Islands corporation, subject to suit in the BVI and other courts, we have no operations in BVI, many of our assets are located in Russia, and most of our directors and their assets are located outside the BVI. Although arbitration awards are generally enforceable in Russia, judgments obtained in the United States or in other foreign courts, including those with respect to US federal securities law claims, may not be enforceable in Russia. There is no mutual recognition treaty between the United States and the Russian Federation, and no Russian federal law provides for the recognition and enforcement of foreign court judgments. Therefore, it may be difficult to enforce any US or other foreign court judgment obtained against our company, any of our operating subsidiaries or any of our directors in Russia.

RISKS RELATED TO OUR RELATIONSHIP WITH MANAGEMENT

The Company will approve very broad investment guidelines for our management, which will assess properties and development project for the Company.

          Our management will be authorized to follow very broad guidelines and will have great latitude within the broad parameters of our business plan in determining the types of assets it may select as proper development opportunities for us.  Accordingly, subject to the overall supervision and control of our board of directors, our management will exercise substantial discretion in connection with the acquisition of real estate related properties, as well as in connection with the management, operation and development of such real estate property. Our board of directors will review our investment guidelines on at least an annual basis and our investment portfolio on a quarterly basis or, in each case, as often as it deems appropriate.

The company may select construction companies and investment opportunities that are not favorable and have an adverse effect on our results of operations.

To the extent our management makes reasoned decisions with respect to our business opportunities or the selection of construction companies to complete our objectives, we may be affected by numerous risks inherent in the properties we select and the business operations of the entities we select.  We may select to conduct business with companies that are related parties or with whom we have conflicts.  Although our management will endeavor to evaluate the risks inherent in a particular business opportunity and business affiliate, we cannot assure you that we will properly ascertain or assess all of the significant risk factors. We also cannot assure you that an investment in our Company will not ultimately prove to be less favorable than investment in a competitive business.  Some risks associated with business decisions are outside of the control of our management.  If our management selects a business opportunity that is not favorable to the Company the results of operations will be adversely affected.

Our chairman will face conflicts of interest relating to time management.

          During times of intense activity in other programs and developments, Dr. Plavnik, our chairman and CEO may devote less time and resources to our business than otherwise since our subsidiaries are also significantly involved in real estate development. You should note that we do not have employment agreements with our chairman at this time and that when we adopt an employment agreement we may not specify any minimum amount of time or level of attention that our chairman is required to devote to the Company. If our chairman, for any reason, is not able to obtain development opportunities for us consistent with our investment objectives in a timely manner, we may have lower returns on our investments.

Our business operations could be significantly disrupted if we lose key members of our management and accounting personnel.

We are dependent on our senior management for the implementation of our annual budget, achievement of strategic goals and operation of our day-to-day activities. In addition, the professional experience of members of senior management is important to the conduct of our business. No assurance can be given that management will continue to make their services available to us, and we are not insured against the detrimental effects to our business resulting from the loss or dismissal of key personnel.

                 We are also dependent on certain qualified personnel for financial reporting in accordance with IFRS and SEC requirements. In Russia, there are only a limited number of individuals with adequate IFRS and SEC reporting expertise and there is increasing demand and intense competition for such personnel as more Russian companies are beginning to prepare financial statements on the basis of IFRS. Such competition makes it difficult for us to hire and retain such personnel. The loss of existing key personnel could have a material adverse effect on our business, financial condition and results of operations.

Item 4.    INFORMATION ON THE REGISTRANT

A.           History and Development of the Registrant

On October 3, 2005, the Registrant was incorporated as the Konsta Real Estate Properties, Master Fund, Ltd. in the British Virgin Islands under the British Virgin Islands International Business Companies Act of 1984 with its domicile in the Russian Federation.  On December 10, 2008, the Registrant changed its name to Konsta Real Estate Properties, Ltd.  The Company’s principal place of business is c/o Riokom, LLC 156 Leninskii Prospect, 119571 Moscow, Russia and its telephone number is 7-495-649-639-1.  The Registrant’s registered office is located at Nemours Chambers, Qwomar Complex, 4th floor, Road Town, Tortola British Virgin Islands.  The Company’s office in the host country is located at KREP Ltd 825 Palisades Avenue, Suite B4, Fort Lee, NJ 07024.

Corporate development

On February 22, 2007, the Registrant formed a subsidiary called Jirmalia Holdings, Ltd. a limited company (“Jirmalia”) under the laws of the Republic of Cyprus.  The Registrant is the holder of 99% of the issued and outstanding equity of Jirmalia with the remaining one percent held by the Republic of Cyprus.  Jirmalia is the parent company of two operating subsidiaries that are organized under the laws of the Russian Federation.  On February 28, 2007, the Company, through Jirmalia formed Riokom, LLC a limited liability company (“Riokom”).  Riokom’s primary business is the holding, development and building of short term assets.   On November 6, 2007, the Company through Jirmalia formed Icecom, LLC, a limited liability company (“Icecom”) with its primary objective being the development and construction of long term assets.  The Company reports consolidated financials for all of its subsidiaries.  Subsequent to the end of the Company’s third fiscal quarter ending September 30, 2008, Icecom acquired one third (1/3) of the issued and outstanding shares of Somo, LLC, a Russian Federation limited liability company (“Somo”).  The remaining two-thirds (2/3) of the outstanding shares of Somo are owned and controlled by the Chief Executive Officer of the Company, Dr. Plavnik.  The Company will report consolidated financial statements with Somo at the end of its next reporting period.

On September 30, 2005, Konsta Real Estate Properties Management, LLC, a Delaware a limited liability company (the “Fund Manager”) was formed for the sole purpose of exclusively managing the operations of the Konsta Real Estate Properties Master Fund, Ltd.  The management and directors that oversaw the activities of the Konsta Real Estate Properties Master Fund, Ltd. were affiliates of the Fund Manager.  Upon the Company changing its mission to become an operating company and cancelling its fund license, the Fund Manager ceased its operations.  On December 16, 2008, the Company terminated the Investment Management Agreement with the Fund Manager.  The Company is currently managed by its board of directors and executive officers.  The Fund Manager remains a wholly owned subsidiary of the Company and is a shell company without an operating business.

Prior to December 5, 2008, the Company had a relationship with Konsta Real Estate, Corp. a corporation incorporated under the laws of Nevis (“KREP Corp.) whose sole purpose was to perform all administrative duties and functions necessary or appropriate in connection with the activities of the Konsta Real Estate Properties Master Fund, Ltd.  Upon the Company ceasing to function as a fund, KREP Corp. ceased to function as the administrator and subsequently wound up its operations.

On October 18, 2005, the Company formed the Konsta Real Estate Properties, Fund, L.P. a Delaware limited liability company (the “Partnership”).  The purpose of the Partnership was to invest its assets in the Konsta Real Estate Properties Master Fund, Ltd.  The Partnership did not have any operations and continues not to have any operations.  The Company intends to wind up the Partnership.

On Janaury 30, 2009, the Registrant received a confirmation from the British Virgin Islands Financial Services Commission of the cancellation of its certificate of recognition as a professional fund under the Mutual Funds Act, 1996 effective January 9, 2009. The Registrant amended and restated its Memorandum and Articles of Association on December 10, 2008 to cancel redemption rights of its members and to cease operating as a fund under the Mutual Funds Act, 1996.

In the first fiscal quarter of 2009, the Company’s parent company and sole shareholder, Konsta Real Estate Properties Offshore Fund, Ltd. a British Virgin Islands Company (the “Offshore Fund”) made a distribution of all of its shares of the Company to 225 of its shareholders.

The Company and its subsidiaries have not disposed of any material assets not in the ordinary course of business, nor has the Company and its subsidiaries undergone a material change in the types of products or services they render. The Registrant and its subsidiaries have not been the subject of any bankruptcy, receivership or similar proceeding.

Since inception the Registrant has not made any principal capital expenditures or divestitures.  The Registrant has not received nor made any public takeover offers since its inception.

B.           Business Overview

Company Overview

Konsta Real Estate Properties Ltd. is a British Virgin Islands limited company that was formed in 2005.  The Company’s operations began on January 1, 2007.  The principal business of the Registrant is to acquire, develop and invest in real estate projects.  The Registrant’s acquisition and development strategy will focus primarily on Sochi, secondarily on Moscow and St. Petersburg and on other major cities in the Russian Federation (RF).

The Registrant, through its operating subsidiaries develops real estate properties.  The Registrant’s real estate development projects seek to maximize returns for investors by gearing toward low investment risk projects.  The primary types of properties the Company undertakes to develop include residential, business and commercial properties.

The Registrant’s development cycle is segmented into three stages.  The first stage lasts approximately nine months, during which time the Registrant acquires the property, construction permits, fulfils technical building conditions and secures licenses and permits required to build and develop real estate.  During the second stage, the Registrant completes construction and acquires operational permits. During the third stage, the Registrant registers its rights with respect to the property and resolves any construction disputes.  Upon completion, the property is leased or sold to investors or tenants.  Buyers may purchase real estate properties prior to the completion of the projects.

As of September 30, 2008, the Company secured permits to develop two real estate properties. The two real estate properties total approximately 25,800 square meters.   The Registrant performs valuations on the two lots and its lodging inventory on a quarterly basis in accordance with IFRS standards.  At the end of the Company’s third fiscal quarter of 2008, the Company’s long term inventory was valued at $8,000,000.

Operations and Principal Activities

The objectives of the Company are to:

•	Construct, sell or lease core real estate project;
•	Identify and perform due diligence on new real estate initiatives in RF and mainly in the resort city of Sochi; and
•	Realize gains on capital investment in real estate development projects.

“Core” real estate means stabilized operating properties primarily in the office, retail, hospitality, industrial and residential real estate sectors.  Currently, the Registrant is developing two core real estate properties: Kurortny and Orbita.  The Company hires construction companies to build and develop its real estate projects.

In 2007, the Registrant undertook the development of a project in Sochi called Kurortny.  Sochi was chosen to host the XXII Olympic Winter Games in 2014.  The Kurortny project is the construction of luxury apartments consisting of 84 units, several stores, and a 30 unit car garage.  Kurortny is geared primarily toward the affluent citizens of Russia, Europe United States and Asia.  The size of the property is 3,706 square meters.  The total size of the area of the infrastructure is 15,791 square meters of housing space and 9,967 square meters of flat space.  The life cycle of the project is expected to be four years.  The total capital investment required for this project is expected to be $25,000,000.  The Company’s construction and development projects are managed through its subsidiaries Riokom, Icecom and Somo.

The Company builds, develops and markets its apartments in Sochi through its wholly owned subsidiaries, Icecom and Riokom.  The Company provides funding to Icecom and Riokom, respectively, by first transferring money by way of a credit facility to, Jirmalia which subsequently transfers money by way of a credit facility with each of Icecom and Riokom.  The Company’s complex structure was designed to take advantage of the tax incentives in the Republic of Cyprus (“Cyprus”) and Russia.  Pursuant to a tax treaty between Cyprus and RF, the shareholders of Icecom and Riokom are subject to a 5% withholding tax rate on dividends distributed by Icecom and Riokom, respectively, to its shareholder, Jirmali, rather than a 15% rate payable by Russian Companies to Russian shareholders.

Icecom and Riokom have contracted with Somo and various construction and architectural companies to complete Kurortny.  The permits to build Kurortny were issued to Somo by the Mayor of the City of Sochi.  On September 30, 2008, Icecom acquired one third (1/3) of the issued and outstanding shares of Somo.  The remaining two-thirds (2/3) of the issued and outstanding shares are owned by an affiliate of the Company, Dr. Roman Plavnik.  The Company, through its subsidiaries, has contracted with construction companies and architects to construct the property.  The expected completion date of the project is the first quarter of 2011.  The Registrant has completed the first stage of the development of Kurortny and secured all necessary entitlements, permits and licenses to begin building on the land. The Company works with the following construction and architectural companies in Sochi:

Construction:
☐           Sochistroi
☐           Gradstroi
☐           Ros-Monolit (Investment development and construction company)

Architectural:
☐           Proektniy Institute
☐           Uzhnoproektkommunstroi
☐           Sochiproekt
☐           Centre of Economic & Engineering Expertise of Sochi

Secondly, through its subsidiary Riokom, the Registrant is developing a five-story luxury residential apartment building called Orbita in the city of Gagarin.  The city of Gagarin is located 170 kilometers from the city of Moscow in the Smolenksii Region that has historically served as the connecting city for the transport of goods to Moscow.  The city draws tourism as a result of being the birthplace of the cosmonaut Yuri Gagarin, the first person to orbit the Earth.  During a visit to the city by the Russian President Medvedev and the Prime Minister Putin in 2008, the President and Prime Minister announced that the city will host a celebration of the 50 year anniversary of the flight of Mr. Gagarin on April 22, 2011.  The Russian government has extended invitations to several countries involved in space-programs including US NASA.  The publicity generated by the 50 year anniversary celebration has caused an upward pressure on land and housing prices.  The Orbita development complex will be built as a gated apartment complex consisting of a five floor luxury class residential apartment building.  The size of the property is 8,000 square meters.  The lease on the Gagarin property ends on June 2009.  The life cycle of the development project is expected to be approximately 2.5 years.  The total capital investment required for completion of this project is expected to be $ 16,000,000.  Riokom has to undergo one more inspection with the Government Project Expertise in March of 2009 in order to receive the final construction permit from the government. The Company through its subsidiaries will contract with construction companies and architects to build the Orbita apartments.  Assuming that the Company receives the necessary permits, it will begin construction of the project on April 1, 2009.

Short Term Objectives

In the short term, the Registrant’s key objectives are to finalize the design and complete the construction of the real estate projects currently in development.  The Registrant will also seek additional working capital necessary to realize the following short term objectives:

1. Develop the Kurortny and Orbita luxury apartments.  The Registrant will begin the second phase of development of Kurortny and Orbita.  During the second phase the Registrant will finalize its construction and architectural plans and begin the construction of Kurortny and Orbita.

2. Secure necessary financing. The Registrant will seek funding for its working capital requirements.  The Registrant will issue additional Ordinary Shares as necessary to fund the development of Kurortny and Orbita and the acquisition of any additional real estate development projects.  The Registrant will consider a number of private and public sources of equity both in North America and internationally.

Medium-Term Objectives

In the medium-term, the Registrant will continue to target real estate projects in the competitive Sochi real estate sector.  The Registrant will continue to pursue the required licenses and permits to secure and develop three projects in the Sochi market that are outlined below.

The Registrant actively seeks to secure the financing necessary to develop projects.  Upon receipt of the necessary funding the Company will apply to the government of Sochi and other municipalities for permits to develop its projects.  The Registrant is in the process of negotiating a right of first refusal from the government to obtain the permits and licenses required to develop the Esto-Sadok, Aurora and Sochi Plaza upon securing the required capital.

Esto-Sadok is a Shale-style four star hotel designed to accommodate 180 guests located in the Krasnaya Polyana region of Sochi. The Esto-Sadok project, as proposed will be in close proximity to the 2014 winter Olympic skiing tracks and lifts.  The architectural plan for Esto-Sadok consists of six to seven floors with key amenities including a fitness-club with a pool, gym, sauna, Turkish baths, restaurants and a night club.  The hotel, if approved will be built from wood and natural stone.  The Company is seeking a lease for 0.52 acres of land to build Esto-Sadok.  The expected project life cycle is one and a half years and its break even point is expected to be five years.

The Registrant has identified the hotel ‘Moscow’ in Sochi as a location that can be renovated and has designed an architectural plan to build a multifunctional luxury residential apartments and a business and retail center called the Sochi Plaza.  If approved, the size of the property would be 1.8 hectares with the 200,000 square meters of usable space allocated in the following manner:

i.	Office space – 30 000 sq.m.
ii.	Apartments – 60 000 sq.m.
iii.	Retail space – 40 000 sq.m.
iv.	Underground parking – 40 000 sq.m.

The Registrant has also identified a project called the Aurora.  The Aurora is a luxury business center designed to occupy a facility of 29,762 square meters (approximately 7.35 acres) consisting of 19,741 square meters of office space and up 1,842 square meters of retail space.  The Aurora development aims to be the largest and one of the most luxurious business developments with over 150 underground parking spaces.  The project lifecycle is expected to be 2.5 years with a break-even point after four years.  The business center will consist of a shopping mall, an entertainment center, 500 residential apartment units, a five star hotel accommodating 300 guests, access to a private beach, swimming pools and an underground parking facility.  The total capital investment required for the development of the project is $411 million.  The construction life cycle is four years.  The Company does not have any commitments at this time for the funding necessary to undertake these projects.  If such funding commitments are not obtained by the Company it will not undertake these projects.

Longer-Term Objectives

In the longer term the Company plans are the following:

1.
Strengthen the operational team for long-term growth.  With additional acquisitions, it is likely that an operational team with in depth knowledge and expertise in the local markets will be required in each major region where the Registrant intends to operate.

2.
Increase market share.  The Registrant will focus on increasing revenues and profitability.  The key to revenue and net income growth is to realize profits from the spread between the cost of the development of property and the revenue from the sale of the fully developed property.  The Registrant will seek to become positioned as a market leader in the real estate development and investment arena in the RF and primarily in Sochi.

Competition Overview

Presently the Registrant’s direct competitors are small private developers and real estate investment funds with market capitalization up to $200M. You can find the names of the Company’s primary competitors published in April 2008 by Blackwood Company.  The competitive information on privately owned companies in Russia is strictly confidential and we have not been able to obtain sufficient information to prepare a competitive matrix.  The statements made by the company regarding its competitive position are based on quarterly market research reports by the Blackwood Company, a real estate property services firm in the Russian market.

The following are the major players in the Sochi market’s residential sector: ‘Gras’ Financial Corporation and “Dial Stroy Invest”.  The following are the major competitors in the office space sector: “М-Industria” and “Development Sochi”.  The following are the major players in the hotel sector: Radisson and Grand hotel.  The Company does not directly compete with the companies holding the largest market share in the Sochi market.  The Registrant is not privy to the financial information of private companies competing in the Sochi real estate market.

Seasonality of the Company’s Business

The construction of the foundation of the Orbita and Kurortny apartments may be interrupted or delayed due to weather conditions such as a particularly cold winter and late spring but does not otherwise face seasonality in its business.

Sources and Availability of Raw Materials

The Company believes it has access to all of the raw materials required for completion of its real estate investment projects directly or through its construction partner(s). Presently, the cost of raw materials and other building and construction materials and supplies have decreased by over 30% due to the economic crisis in Russia.  The reduction in the price of raw materials may not be sustainable as prices will return to their normal levels upon the recovery of Russia from its economic crisis.  The prices of raw materials are volatile and the reduced prices of raw materials at the present time may not be sustained upon the recovery of Russia from the economic crisis.

Marketing Channels Used by the Company

The Company expects to utilize various marketing channels in the Russian Federation and Ukraine to sell and market its real estate.  The Company markets its Company in the US through the Company’s website.

Dependence on Permits or Licenses or Financial Contracts that are Material to the Company’s Business or Profitability.

The Company is highly dependent on government licenses and permits required to lease land and construct real estate in Russia.  Currently the Company has secured the necessary licenses, leases and permits required to build Kurortny and Orbita.  The Company is also dependant on customers to purchase the apartments and lease the commercial spaces that are being developed by the Company.  The Company realizes revenue upon the sale or lease of the apartments and office spaces that it develops and as such is dependent on purchasers and lessors of its properties.

Material Effects of Government Regulations

The laws and regulations in Russia differ greatly from North America and there is an inherent risk of doing business in Russia. Changes in Russian laws and regulations and the interpretation of those laws and regulations may adversely affect our construction projects. There is also the risk of the retroactive application of new laws.

C.           Organizational Structure

The Company holds 99% of the issued and outstanding Ordinary Shares of Jirmalia Holdings, Ltd., that in turn is the sole shareholder of each of Icecom, LLC and Riokom, LLC.  Icecom, LLC is the holder of one third (1/3) of the shares outstanding of Somo, LLC and two-thirds (2/3) are owned by an affiliate of the Company.  The diagram below illustrates the Company’s operating subsidiaries and omits subsidiaries or affiliates that are not operational or are winding up their operations.

D.           Property, Plants and Equipment

Incorporated by reference to Item 4.B

Item 4A.         UNRESOLVED STAFF COMMENTS

Not Applicable

Item 5.            OPERATING AND FINANCIAL REVIEW AND PROSPECTS

OVERVIEW

Konsta Real Estate Properties Ltd was incorporated under the laws of the British Virgin Islands.  The address of its registered office is Nemours Chambers, Qwomar Complex, 4th floor, Road Town, Tortola British Virgin Islands.  The Company was organized primarily to develop real estate projects in the Russian resort city of Sochi, which was chosen to host the 2014 Winter Olympics.

On January 30, 2009, the Company received confirmation from the Financial Services Commission of the cancellation of the Company's Certificate of Recognition as a Fund under Section 29 (a) of the Mutual Funds Act, 1996 effective January 9, 2009.  On December 10, 2008, the Company effectuated an amended and restatement of its Memorandum and Articles of Association to remove redemption rights of shareholders, change its name and increase its number of shares authorized.

The Company is currently developing two properties and has identified several other properties that it may determine to develop depending on available funding.  The Company is currently negotiating permits and licenses with the government and private entities to develop additional properties but does not have any definitive agreements.  The Company is also reviewing potential projects that range from already completed cash-flowing properties to projects that are on the market with all of the necessary permits and construction approvals.  The Company’s objective is to realize profit from its developments or renovations by targeting commercial and residential real estate projects that have an inherently low risk on capital investment with a maximum return.  No assurances can be given that the Company will successfully complete the development of two existing projects or any other projects.

Dr. Plavnik, the CEO of the Company has spent the last five years of his eight-year real estate investment and developmental career developing properties in Sochi. Together with private partners he has developed residential properties worth $24M USD and has developed relationships within the Sochi’s government officials thus giving him access to attractive real estate projects in the region.  In addition, Dr. Plavnik and his staff have developed strategic relations with architects, contractors and management companies in the Sochi region.

A.           RESULTS OF OPERATIONS

The following table presents a summary of our Interim Consolidated Financial Statements for the year ended December 31, 2007 and the 9 months ended September 30, 2008 in accordance with International Financial Reporting Standards (All amounts in are thousands of US dollars unless otherwise stated):

Interim consolidated balance sheet

ASSETS	Note	As of 30 September 2008	As of 31 December 2007
Non-current assets
Other non-current assets		657	396
Plants, property and equipment		36	49
Intangible assets	7	10 225	9 390
Long-term inventory	8	11 894	8 880
Total non-current assets		22 812	18 715
Current assets
Cash and cash equivalents	9	676	47
Short-term loans receivable	11	3 120	3 770
Other receivables		247	43
Other current assets		88	31
Total current assets		4 131	3 891
TOTAL ASSETS		26 943	22 606

LIABILITIES
Current liabilities
Other payables		(20)	(19)
Short-term borrowings		(27	(6)
Other current liabilities		(28)	(7)
Taxes payable		(10	(6)
Total current liabilities (excluding net assets attributable to holders of redeemable shares)		(85)	(38)

NET ASSETS ATTRIBUTABLE TO HOLDERS OF REDEEMABLE SHARES		26 858	22 568

Total Assets have increased from December 31, 2007 to September 30, 2008 due to the following key-factors:

Change in Total Assets

Overall Non-current assets increased from $18,715,000 to $22,812,000 between December 31, 2007 and September 30, 2008 due to the overall increase in each of the “Non-current assets” of the Company and primarily due to an increase in Intangible Assets and Long-term inventory.

Intangible assets are presented in fair value accounting. Intangible assets account for in large part the Company’s rights to the land to be constructed upon, construction permits and technical approvals of regulatory authorities.  The intangible assets that have increased are not depreciated. Intangible assets increased from $9,390,000 at December 31, 2007 to $10,225,000 at September 30, 2008 due to the expansion of the rights to the land awarded to the Company.  Upon obtaining the licenses and permits required to begin the construction of the projects the value of the projects increased and thus made the entire project more valuable in its pre-construction phase.  An increase in Intangible assets will be treated as income.

The fair value of the Company’s right to build on the land in Sochi (project “Kurortniy”) has decreased by $142,000 between December 31, 2007 and September 30, 2008 resulting from the real estate prices in Sochi increasing by approximately 40 percent between August and October 2007, after it was named the host of the 2014 Winter Olympics1 and December 31, 2007 when the prices decreased between January 1, 2008 and September 30, 2008.  By September 30, 2008 residential prices in the most prestigious parts of Sochi increased to a range of $2,100 to $4,350 per square meter with an average price of $2,618 per sq.m. The Company believes that the real estate price increases have recently slowed down due to the overall Global and Russian economic downturn.  The Company believes, however, that the real estate prices in Sochi are less affected by the economic crisis in Russia and more dependant on the Russian government’s ability to deliver on its commitment of excellence to the International Olympics Committee. The Company further believes that the Kremlin has the commitment to deliver on its commitment at any cost (based on a report by the Associated Press)2.

The fair value of the Company’s right to build Orbita in the city of Gagarin increased from December 31, 2007 to September 30, 2008 by $981,000. The city of Gagarin is located only 170 kilometers from Moscow, in the Smolenskii Region, right on the border of Moscow & Smolenskii Regions.  The city was named after the first cosmonaut of the planet, Yuri Gagarin, who was born there. In 2008 Russian President Dmitry Medvedev and the Prime Minister Vladimir Putin visited the city of Gagarin. During their joint press-conference Dmitry Medvedev and Vladimir Putin made the announcement that on April 22, 2011 there will be a massive celebration of 50-years anniversary of the orbit of Earth by Yuri Gagarin. The Russian government has invited officials, scientists and astronauts from the countries leading in space-programs, including US NASA, to this celebration. This news has increased the investment value of property in the entire city of Gagarin.

Long-term inventory consisting of purchase and construction costs of properties for the purpose of the future sale is recorded at actual incurred expenditure costs, increased from $8,880,000 in December 31, 2007 to $11,894,000 in September 30, 2008 consisted of $3,014,000 that was invested in the construction projects by the Company during that period.

Change in Total Liabilities

Prior to and at September 30, 2008, the Shareholders of the Company had the right to demand redemption of the Shares in the amount equal to the Net Assets of the Company on the date of the redemption. Therefore, such amount is reported as a liability on the Company’s balance sheet. This amount increased by approximately $4,290,000 primarily due to the sale of $2,394,000 of shares in that period and the increase in Intangible assets described above. In the forth quarter of 2008, the Company was reorganized into Konsta Real Estate Properties, Ltd such that the Shareholders no longer had rights to redeem their shares. Hence, the shares of the new company will be reported as equity.

1 Blackwood real estate company, 1H 2007
2 Associated Press, Friday, October 24, 2008

The following is certain pro forma financial statements showing information assuming that the reorganization had taken place as of September 30, 2008 and December 31, 2007.

	As of 30 September 2008	As of 31 December 2007

Number of shares (before reorganization)	14 925	12 531
Shareholders’ equity (before reorganization)	26 858	22 568

Number of shares	8 963 044	7 866 848
Share capital	16 492	12 635

Revaluation reserve for intangibles	10 225	9 386
Retained earnings	141	547
Shareholders’ equity	26 858	22 568

Income. Our financial services operations generated income from the investment activities only including: (i) sales of the Company’s shares to accredited individual and institutional investors, (ii) entrance fee (one-time variable fee as a percentage of the investment contract paid by each investors on top of the total amount of the one-time processing fee charged to each investor to process his/her investment contract and other related paperwork is an amount equal to 7% of the total investment. In year ended December 31, 2007 and nine (9) months ending September 30, 2007, the Company recorded entrance fees of $881,000 and $330,000 respectively.  This amount was non-refundable or subject to the redemption by the shareholders. The Entrance fees were further invested in developing the construction projects in Sochi and Gagarin and were initially recorded as Long-term inventory. Other operating income was $937,000 and $459,000 respectively for the year end December 31, 2007 and nine (9) months ending September 30, 2008 consisting of entrance fee and other operating income.

Total operating expenses for the nine (9) months ended 30 September 2008 totaled $906,000 compare with $419,000 for the year 2007.  Expansion in the overall operations of the Company in 2008 were mainly attributed to the beginning of construction projects in both Sochi (“Kurortniy”) and Gagarin (“Orbita”), which accordingly required the Company to hire more staff and to lease a larger office space in order to accommodate all new and existing employees.  The Company’s operating expenses have increased following the Company’s entry into the US Capital Markets as a result of expenses for marketing activities in the US.  The Company’s expenses have increased from its obligations to consultants, investment bankers, broker dealers and attorneys that are involved in becoming a reporting Company and the future capital raising efforts of the Company.

In the forth quarter of 2008, the Company was reorganized into Konsta Real Estate Properties, Ltd. As a result income from raising money from the investors together with entrance fee and other operating income will be recorded as the Share Capital under the Shareholders’ Equity in the in future financial statements.

B.           FINANCIAL CONDITION AND LIQUIDITY

The Company estimates that the total amount of the capital funds required for the completion of two Existing Projects is estimated at $40,394,000.00 as follows:

From inception until September 30, 2008, the Company invested $13,314,000 in construction: (i) $8,800,000 – investment in construction in 12 months of 2007; (ii) $3,014,000 investment in construction in 9 months of 2008; $1,500,000 – in other related operating expenses. The Company seeks to raise additional capital funds required for completion of two ongoing projects: Kurortniy and Gagarin (the “Existing Projects”).

The Company believes that the additional investment required for completion of two Existing Projects of $27,000,000.00 is as follows:

Kurortniy - $15,000,000.00
Orbita - $10,000,000.00
Related operating expenses - $2,000,000.00

The Company reasonably believes that it will be able to achieve the following sales revenue upon realization of the Existing Projects:

The Company expects to raise the necessary funds through the sale of equity or debt to private and institutional investors.

The Company’s current borrowing capacity and financing reasonably available to it, cash on hand and anticipated net cash flows from operations are not sufficient to meet its current and reasonably anticipated liquidity needs on a near-term basis.  The Company’s credit line to its subsidiary Jirmalia is a means of transferring money between the Company and its subsidiaries.  If the Company will be unable to secure required capital funds before February 28, 2009, the Company will have to execute its “parachute” business strategy by selling the pre-occupancy apartments in the construction stage at lower prices than the market price. There is no assurance, however, that future cash flows will be sufficient to meet the Company’s future capital needs to develop additional real estate projects in Sochi.

The amount and types of indebtedness that the Company may incur may be limited by the terms of the equity investments or other agreements governing the Company’s obligations to its existing and future investors. The Company’s investment strategy from its inception was based on raising money from investors and using these capital funds for the development of real estate projects in Sochi and Gagarin. For that reason, the Company has never applied for any construction / bank loans, project financing, line of credit or any other debt facilities. Presently due to the increased liquidity crisis in Russia, no debt financing instruments may be available to the Company.

 C.           Research and Development, Patents and Licenses, Etc.

The Company does not have any research and development costs and has not conducted any research and development activities since its inception.   The Company is highly dependent on government licenses and permits required to lease land and construct real estate in Russia.  Currently the Company has secured the necessary licenses, leases and permits required to build Kurortny and Orbita.

D.           Trend Information

The overall economic downturn in Russia has pushed down the costs of raw building materials and labor costs decreasing the construction costs by approximately 30%. Lower construction costs will increase the overall profitability of the Company’s real estate investment projects in Sochi & Gagarin.

Due to the economic crisis, the demand for residential (and to a lesser extent for commercial) real estate across Russia decreased, which has consequently decreased the overall output of the construction industry in commissioned and realized projects.  However, as previously discussed, real estate prices in Sochi are less affected by the economic crisis in Russia and more depending on the Russian government’s ability to deliver on its commitment of excellence to the International Olympic Committee.

Many qualified architectural, engineering, construction and other professional companies are without the jobs, or do not have enough projects to break even. In this situation the Company has a much bigger pool of third-party contractors to select from, as well as the ability to negotiate better financial and other terms of the agreements with such contractors needed for the development of Company’s projects in Sochi and Gagarin.

It is likely, however, that if economic conditions in Russia continue to deteriorate, the real estate prices in Sochi may also go down. The Company believes that the reduction in selling price of the real estate would be somewhat offset by the reduction in construction costs so that we will be able to maintain target profit margins.

E.           Off-Balance Sheet Arrangements

The Registrant has no off-balance sheet arrangements.

F.           Tabular Disclosure of Contractual Obligations

The following table depicts the contractual commitments of the Company and its subsidiaries at December 31, 2007:

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligations (1) (2)	$186,000	$86,000	$100,000
Right of First Refusal Obligations (3)(4)(5)	$11,064,000	$1,425,000	$9,639,000
Other Long-Term Liabilities Reflected on the Company’s Balance Sheet		$88,659	$797,929
Total	$112,136,588	$1,599,659	$10,536,929

1.	Lease Agreement № 104, government owned land in Gagarin, from June 19, 2007 to June 19 2009. Annual lease pmt: $16,000.00.
2.	Lease Agreement, AP-12-08/08. RIOKOM Office lease in Moscow, Russia. From August 1, 2008 to June 30, 2009. Monthly lease pmt: $14,000
3.
RIOKOM Investment Contract № 3 for the development of Multi Dwelling Units in Sochi (“Kurortny”), from July 5, 2007 to July 5, 2010. Total contract amount $5,130,000 plus 50% ($484,000) partial lease payment per annum.

4.
ICECOM Investment Contract № 4 for the development of Multi Dwelling Units in Sochi (“Kurortny”), from January 10 2008 to July 5, 2010. Total contract amount $5,130,000 plus 50% ($484,000) partial lease payment per annum.

5.	Contract No. 225/08, from February 18, 2008 to February 18, 2009, Construction project of 7-stores MDU in Gagarin (“Orbita”). Total contract - $320,000
6.
Lease Agreement No. 4900003888, total lease amount of $525,000 for the year 2008. The lease agreement payment is revised after the Company completes another phase of the project by the addendum to the main lease agreement.

G.           Safe Harbor

The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act (“statutory safe harbors”) shall apply to forward-looking information provided pursuant to Item 5.E and F.  All information required by Item 5.E.1 and 5.E.2 of this Item is deemed to be a “forward looking statement” as that term is defined in the statutory safe harbors, except for historical facts.

Item 6.                       DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

Name	Positions (1)	Date of Birth	Date First Elected or Appointed a Director	End of Term of Service, if applicable
Roman Plavnik	Founder, Chief Executive Officer, President, Chairman of the Board	1/26/1961	October 2005	October 2011
Nazar Lappa	Vice President of Investment Strategies, Director and co-Founder	5/14/1967	October 2005	October 2011
Svetlana Gromova	Vice President of Legal Affairs and Secretary	7/2/1981	January 2007	January 2010
Michael Lakshin	Vice President of Marketing and Director	7/26/1963	June 2007	June 2010
Konstantin Plavnik	Vice President of Business Analytics and Director	5/18/1985	January 2007	January 2010
Sergey Vokhontsev	Chief Operations Officer, Director	10/20/1958	October 2008	October 2011
Oleg Sultanov	Chief Technology Officer	3/21/1985	N/A	N/A
Dmitry Sednev	Vice President of Construction and Development	9/28/1968	N/A	N/A
Lubov Troitskaya	Senior Corporate Accountant	11/9/1955	N/A	N/A

(1) The entire board of directors is acting as the Company’s audit committee as specified in section 3(a)(58)(B) of the Exchange Act.

The following sets out the principal occupations and related experience of the directors and senior officers of the Company.  Except as otherwise indicated below, none of the Company’s officers or directors are related by blood or marriage.  There is no arrangement or understanding among major shareholders, customers or suppliers of the Company pursuant to which any officer or director of our company was selected to that position.

Roman Plavnik – Founder, Chief Executive Officer, President and Chairman of the Board
Functions: General Management, Business Strategies.

Dr. Roman Plavnik founded the Company in October 2005 and has served as its Chief Executive Officer (“CEO”), President and Chairman of the Board since its inception.  Dr. Plavnik has served as the CEO of Riokom since February 2007.

Dr. Plavnik, in his independent capacity, completed the construction of Hotel “Krasnaya Polyana” in Sochi in 2006.  The complex consists of a hotel and seven- six story townhouses.  The complex measures 21,000 square meters of which 16,000 square meters are usable space.  In 2005, Dr. Plavnik, in his independent capacity, completed the construction of a business class multi unit development in Sochi and by 2006 he sold the entire usable space of the complex.  The multi unit development project consisted of 11 stores, eight residential floors, a penthouse floor, and an underground parking level.  The size of the complex was 8,800 square meters of which 7,500 square meters were useful space.  In 2002, Dr. Plavnik, in his independent capacity, developed townhouses in the town of Zvenigorod.  Between 1997 and 1999, Dr. Plavnik, independently developed and managed 26 gas stations throughout the city of Cheboksary in the Chuvash Republic of the Russian Federation.

Nazar Lappa – Co-founder, Board Member, Vice President of Investment Strategies.
Duties: Developing Investment Strategies.

Mr. Lappa co-founded the Company with Dr. Plavnik in 2005 and has served as its Vice President of Investment Strategies and a director since 2005.  Prior to the termination of the Company’s investment management agreement with KREP Management, LLC. Mr. Lappa served on the board of directors of KREP Management, LLC.  Mr. Lappa served as a director of the Investment Department of Thor Capital Group, Inc. between 2004 and 2006.  Between 2004 and 2002, Mr. Lappa served as the Director of the Insurance Department at GGA, a company in the AIG Life group.  Mr. Lappa served as a director of the Investment Department of Rosno-Alians between 1998 and 2002.  Mr. Lappa holds a Masters Degree in Construction, Machinery, Mechanisms and Equipment from the St. Petersburg Military Academy.  Mr. Lappa served as an officer of the Russian Fleet and Army Reserve.

Svetlana Gromova – Board Member, Vice President of Legal Affairs and Secretary
Duties: Legal management of the Company in accordance with Russian and International Laws.

Ms. Gromova has served as the Vice President of Legal Affairs and director of the Company since January 2007.  Ms. Gromova also serves as the General Counsel of Riokom.  Ms. Gromova oversees all legal proceedings and handles the Company’s legal issues under Russian law and international law.   Between 2005 and 2006, Ms. Gromova served as the Legal Counsel of Vector-Stroi a Russian Federation open joint stock company.  Ms. Gromova holds a Law Degree from the International Institute of Economics and Law in Moscow and a degree in Real Estate Management and Appraisal from the Real Estate and Construction Business Institute.  Prior to the termination of the Company’s investment management agreement with KREP Management, LLC., Ms. Gromova served on the board of directors of KREP Management, LLC.

Michael Lakshin — Board Member and Vice President of Marketing
Duties: Developing the US Capital Markets.

Mr. Lakshin has served as the Vice President of Marketing and a member of the Board since June 2007.  Mr. Lakshin created the Company’s first business plan and established its controls and procedures over financial reporting.  Mr. Lakshin was also responsible for the corporate restructuring of the Company in the second half of the fiscal 2008.  Prior to the termination of the Company’s investment management agreement with KREP Management, LLC. Mr. Lakshin served on the board of directors of KREP Management, LLC.

Currently Mr. Lakshin serves as the chairman and chief executive officer of A-Concept, LLC, a business consulting company.  Prior to joining the Company, between 2002 and 2007, Mr. Lakshin worked as the Executive Vice President of International Business Development of Popa Media, a Pennsylvania based Media & Advertising Company.  Between 1991 and 2002, Mr. Lakshin served as the Vice President of Sales and Marketing of Empire One Telecom a telecom Company in New York.  Mr. Lakshin holds an Executive Master of Business Administration from Rutgers University and was ranked as one of the top five people in the strategy and finance industry by Business Week.

Konstantin Plavnik – Board Member, Vice President of Business Analytics
Duties: Complete evaluation of all real estate investment projects; strategic financial planning.

Mr. Konstantin Plavnik, the son of Dr. Plavnik, has served as a Director of the Company since January 2007.  Prior to the termination of the Company’s investment management agreement with KREP Management, LLC. Mr. Plavnik also served on the board of directors of KREP Management, LLC.

From September 2008 until the present, Mr. Plavnik worked as a Senior Consultant at Ernst & Young Russia.  From February 2007 to August 2008, Mr. Plavnik served as an Intern and Business Analyst Consultant at Deloitte CIS.  Between September 2006 and February 2007, Mr. Plavnik served as an Economist at Vector-Story a construction company.  Mr. Plavnik holds a Bachelor degree in Economical and Financial Mathematics from the School of Mechanics & Mathematics of Moscow State University.

Sergey Vokhontsev – Board Member, Chief Operations Officers
Duties: Administration and executive duties

Mr. Vokhontsev has served as the Chief Operations Officer of the Company since 2007 and in that capacity he oversees and manages the daily operations of the Company and coordinates operations between the Company and its subsidiaries.  Mr. Vokhontsev was appointed to the position of Chief Executive Officer of Icecom in 2007 where his principal duties involve overseeing the operations of the Company.  Mr. Vokhontsev has also served as the Vice President of Administration of Riokom since 2007.  Between 2005 and 2007, Mr. Vokhontsev served as the Vice President of Administration of Vector Stroi, a construction company.  Between 1993 and 2005, Mr. Vokhontsev served in various capacities with Voin, a security company.  Mr. Vokhontsev received his degree from the Moscow Machine and Engineering College in 1977.

Lubov Troitskaya – Senior Corporate Accountant
Duties: Corporate accounting

Ms. Troitskaya has served as the Senior Corporate Accountant of Riokom since 2007.  Ms. Troitskaya controls the daily accounting of the Company and prepares the tax reports and the internal audits. Between 2003 and 2007, Ms. Troitskaya served as a Senior Corporate Accountant of M-Stroi, a construction company in Moscow, RF.  Between 2002 and 2003, Ms. Troitskaya served as a Senior Corporate Accountant of “Realstroitech” a construction company in RF.  Ms. Troitskaya has nearly thirty years of experience working as an accountant for construction companies in the Russian Federation.  Ms. Triotskaya received her degree from the National Financial and Economic Institute 1978 and from the Institute of the Professional Accountants and Auditors in 2002.

Oleg Sultanov – Chief Technology Officer
Duties: Information Technology and construction

Mr. Sultanov has served as the Company’s Chief Technology Officer (“CTO”) since November of 2008.  Mr. Sultanov also serves as the Chief Technology Officer of Riokom.  In his capacity as CTO, Mr. Sultanov is responsible for the company’s information technology department, including its corporate website and internet security issues.  Between 2007 and 2008, Mr. Sultanov served as the Chief Executive of Technology of “Time Invest” a high tech security company in Moscow.  Mr. Sultanov received a degree from the Moscow Institute of Physics and Technology in 2007 and his degree from the Special Learning Scientific Center of the Moscow State University, a center established for gifted people in math and physics.

Dmitry Sednev- Vice President of Construction & Development
Duties: Oversight of construction and development

Mr. Sednev has served as the Vice President of the Company and its subsidiary, Riokom since November 1, 2008.  Mr. Sednev is responsible for overseeing the construction and development of the Company’s construction projects in Sochi and Gagarin, including the contracting and development decisions involved with selecting the architects, engineers, builders and construction companies.  Between February 2003 and October 2008, Mr. Sednev served as the Chief Executive Office of Investzhilostroi, a real estate investment and development company.  Between 1992 and 2003, Mr. Sednev served as the Chief Executive Officer of Prom-Energo-Invest, a real estate development and investment company. Mr. Sednev received his degree from the Military and Engineering and Construction Academy in Pushkin with a major in Construction and Engineering.  Mr. Sednev received his Managerial Degree in Engineering, Construction and Invention Practices from the Government Academy of Business Administration in 1989 and his PhD in Economics in 2004.

B.           Compensation

Set out below is a summary of compensation paid during the Registrant’s 2007 financial year to the Registrant’s Executive Officers:

	For the year end December 31, 2007 ($)
	Management Compensation	Director Compensation	Total
Roman Plavnik	18, 263	61, 313	79,576
Nazar Lappa	6,493	30,656	37,149
Svetlana Gromova	15,016	30,656	45,672
Konstantin Plavnik	N/A	30,656	30,656
Michael Lakshin	17,240	28,000	45,240

Compensation of Directors

Compensation of Directors in 2009:

1. Chairman of the Board - $10,000.00 per month
2. Each Board Member - $5,000.00 per month

C.           Board Practices

The board of directors of the Registrant is currently comprised of six members.  The board of directors currently has established no committees.  There are no directors’ service contracts with the Registrant or any of its subsidiaries providing for benefits upon termination of employment.  The entire Board of Directors is acting as the Company’s audit committee and remuneration committee as specified in section 3(a)(58)(B) of the Exchange Act.  The terms and expiration of the terms of the Company’s directors are outlined below.

Terms of Directorships
Name	Date of Appointment	Date of Expiration of Appointment
Dr. Roman Plavnik	October 2005	October 2011
Mr. Nazar Lappa	October 2005	October 2011
Mr. Konstantin Plavnik	January 2007	January 2010
Ms. Svetlana Gromova	January 2007	January 2010
Mr. Michael Lakshin	June 2007	June 2010
Mr. Sergey Vokhontsev	October 2008	October 2011

D.           Employees

At December 31, 2007 and September 30, 2008, the Company had 19 and 25 employees, respectively.  Four employees focused primarily on the Sochi real estate development projects and two employees focused primarily on the greater Metropolitan area of Moscow, the remaining employees.  The Company has not employed any temporary employees since inception.

E.           Share Ownership

The following table lists as of September 30, 2008, the share ownership of all of the Registrant’s directors and officers.  The Registrant has only one class of shares issued and outstanding being, Ordinary Shares, and all of such Ordinary Shares have the same voting rights.  The Registrant has no incentive stock options outstanding.  None of the persons named in the following table hold any warrants to purchase shares of the Registrant.  In December, 2008, the Company’s parent company and sole shareholder made a distribution of its entire holding to 225 of its shareholders.  The table below reflects the holdings following the share dividend distribution of the parent company.

Name and Position	Number of Shares Held	Percentage of Shares Held (%) (1)
Roman Plavnik (2)	4,776,427	53.352%
Nazar Lappa (3)	298,527	3.334%
Michael Lakshin (4)	179,116	2.001%
Svetlana Gromova (5)	298,527	3.334%
Konstantin Plavnik (6)	298,527	3.334%
Sergey Vokhontsev	298,527	3.334%
Oleg Sultanov	1,195	*
Dmitry Sednev	33,334	*
Lubov Troitskaya	1,195	*

* Represents less than 1% of the shares outstanding.
(1)	The percentage ownership positions are based on 8,952,823 shares outstanding as of September 30, 2008.

Item 7.            MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

The Registrant is a British Virgin Islands company.  As of September 30, 2008, one person had ownership of 5% or greater of the Registrant’s Ordinary Shares.  This major shareholder held 53.352% of the total of all outstanding shares of the Company.

As of January 9, 2009, the Registrant had 225 shareholders of record holding 8,952,823 shares.  There is only one record holder of the Company’s Ordinary Shares in the US, the remaining holders of record are residents of the Russian Federation.

Other than as disclosed above, the Registrant is not aware of any other company, any foreign government or any other person, jointly or severally, that directly or indirectly controls the Registrant.  The Registrant is not aware of any arrangements, the operation of which, may at a future date result in a change of control of the Registrant.

B.           Related Party Transactions

All the members of the Board are shareholders of the Company.  The compensation to directors is incorporated from Item 6.B herein.

The Registrant has a credit facility with its subsidiary, Jirmalia for up to $10,000,000 for three years with a variable interest rate.  As of December 9, 2008, Jirmalia had drawn down $2,226,204 of the credit facility.   Jirmalia was formed to create favorable tax treatment for the Company’s subsidiaries domiciled in Russia.  Jirmalia has a credit facility with Riokom and Icecom.  As of December 9, 2008, Riokom had drawn down $1,501,904 of the permitted $10,000,000 at a rate of 15% per annum for a three year period.  As of December 9, 2008, Icecom had drawn down $758,300 of the permitted $10,000,000 at a rate of 15% per annum for a three year period.

The Registrant’s subsidiary, Riokom is subleasing office space to the Registrant’s subsidiary, Icecom for a term of 11 months at a monthly lease of $1,000 for 208 square meters of space.

The Registrant’s subsidiary Somo secured an agreement with the City of Sochi to construct a residential apartment building on Kurortny Boulevard.  Upon completion, Somo will receive 90.6% ownership of the apartment building and the City of Sochi will receive the remainder.  The Registrant holds one-third (1/3) of the issued and outstanding stock of the Somo and the remainder is held and controlled by Dr. Plavnik.  Somo has contracted with Riokom and Icecom to receive funding to construct the apartments.  Through Contract #3 and #4, respectively, Somo granted equal ownership of the property to Riokom and Icecom in consideration for funding to build the property.  Each of Riokom and Icecom will provide $5,130,000 and 50% of $484,000 to Somo to finance the building of Kurortny.

The Company issued a short term interest-free note to the Company’s founder and director, Mr. Nazar Lappa dated December 5, 2007 and due January 20, 2008, for $3,770,000 USD.  The note was repaid on maturity.  On September 9, 2008, the Company issued a short term interest-free note to Mr. Lappa in the amount of $3,120,000, due on October 15, 2008.  The note was repaid on maturity.

C.           Interests of Experts and Counsel

Not Applicable.

Item 8.            FINANCIAL INFORMATION

The Registrant prepares its Financial Statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

A.           Consolidated Statements and Other Financial Information

Financial Statements filed as part of this registration statement:

Financial Statements of Konsta Real Estate Properties, Ltd. for the years ended December 31, 2007 and December 31, 2006 reported on by Intercom-Audit.

Auditor’s Report of Intercom-Audit dated April 25, 2008 for the years ended December 31, 2007 and December 31, 2006 and an Auditor’s Report of Intercom-Audit dated December 22, 2008 for the nine months ended September 30, 2008.

Balance Sheets as at December 31, 2007, December 31, 2006 and September 30, 2008.

Statements of Operations for the years ended December 31, 2007, December 31, 2006 and for the nine months ended September 30, 2008.

Statement of Stockholders’ Equity for the year end December 31, 2007, December 31, 2006 and for the nine months ended September 30, 2008.

Statements of Cash Flows for the years ended December 31, 2007, December 31, 2006 and for the nine months ended September 30, 2008.

Notes to Financial Statements

B.           Significant Changes

Since the preparation of the interim financial statements for the period ended September 30, 2008, the Company has acquired 1/3 of the total outstanding stock of Somo, LLC a Russian Federation Limited Liability Company (“Somo”) whose principal business is the construction of real estate. The Registrant amended and restated its Memorandum and Articles of Association on December 10, 2008 to cancel redemption rights of its members.  The registrant changed its name to Konsta Real Estate Properties, Ltd on December 10, 2008.   On January 9, 2009, the Registrant’s Certificate of Recognition as a fund under the Mutual Funds Act, 1996 was cancelled by the British Virgin Islands Financial Services Commission.  In the first fiscal quarter of 2009, the Company’s sole shareholder effectuated a stock distribution to its shareholders.

Item 9.            THE OFFER AND LISTING

A.           Offer and Listing Details

Price History of Registrant’s stock

The Registrant’s Ordinary Shares are not regularly traded and there is currently no public market for the shares.  Prior to the adoption of the Amended and Restated Memorandum and Articles of Association, the Registrant’s shares had redemption rights.  Prior to the reorganization of the Company, holders of the redeemable shares could at their option redeem the shares at the Registrant’s net asset value per share at the time of issuance or redemption.  The Registrant’s net asset value per share was calculated by dividing the net assets attributable to holders of redeemable shares with the total number of outstanding redeemable shares.  Upon the Registrant adopting the Amended and Restated Memorandum and Articles of Association, the holders of Ordinary Shares no longer had redemption rights.  The Registrant is authorized to issue 50,000,000 Ordinary Shares and 5,000,000 Preference Shares.  There are currently no outstanding Preference Shares.

Type and Class of Ordinary Shares

The Company is authorized to issue Ordinary Shares and blank check Preference Shares, each of which is $0.01 par value.  The Company is authorized to issue one or more classes or series of Preference Shares and may fix the designations, powers, preferences and relative, participation, optional and other rights, if any, and the qualifications, limitations and restrictions thereof, if any, including, without limitation, the number of shares constituting each class or series, dividend rights, conversion rights, redemption privileges, voting powers and liquidation preferences.

Restriction on Transferability

The Company’s directors have executed Lock-Up Agreements with the Company.  Pursuant to the Lock-Up Agreements the directors, including the Company’s major shareholder are restricted from will not, directly or indirectly, offer, sell, agree to offer or sell, solicit offers to purchase, grant any call option or purchase any put option with respect to, pledge, borrow or otherwise dispose of any of the Ordinary Shares held by such directors (the “Relevant Security”) and (b) will not establish or increase any “put equivalent position” or liquidate or decrease any “call equivalent position” with respect to any Relevant Security (in each case within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder) or otherwise enter into any swap, derivative or other transaction or arrangement that transfers to another, in whole or in part, any economic consequence of ownership of a Relevant Security, whether or not such transaction is to be settled by delivery of Relevant Securities, other securities, cash or other consideration, for a period of twelve (12) months from filing of this Registration Statement on Form 20-F.

B.           Plan of Distribution

Not Applicable.

C.           Markets

The Ordinary Shares of the Registrant are not listed on any stock exchange although it is the intention of management of the Registrant to seek a quotation of the Registrant’s Ordinary Shares on the Over the Counter Bulletin Board.  There will continue to be no market for the Registrant’s Ordinary Shares in the United States until the Registrant’s Ordinary Shares are quoted on the Over the Counter Bulletin Board.  No assurance can be given that a market for the Registrant’s Ordinary Shares will develop or that the stock will be quoted on the Over the Counter Bulletin Board.

It is likely that shares of the Registrant’s Ordinary Shares, assuming a market were to develop in the United States, will be subject to the regulations on penny stocks; consequently, the market liquidity for the Ordinary Shares may be adversely affected by such regulations limiting the ability of broker/dealers to sell the Registrant’s Ordinary Shares and the ability of shareholders to sell their securities in the secondary market in the United States.

Rules 15g-1 through 15g-9 promulgated under the Exchange Act impose sales practice and disclosure requirements on certain broker-dealers who engage in certain transactions involving Penny Stock.  Subject to certain exceptions, a Penny Stock generally includes any non-NASDAQ equity security that has a market price of less than $5.00 per share.  We anticipate that our shares are deemed to be Penny Stock for the purposes of the Exchange Act.  The additional sales practice and disclosure requirements imposed upon brokers-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of our shares and impede the sale of our shares in the secondary market.

Under the Penny Stock regulations, a broker-dealer selling Penny Stock to anyone other than an established customer or Accredited Investor (generally, an individual with net worth in excess of $1,000,000 or an annual income exceeding $200,000, or $300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt.  In addition, the Penny Stock regulations require the broker-dealer to deliver, prior to any transaction involving a Penny Stock, a disclosure schedule prepared by the Commission relating to the Penny Stock market, unless the broker-dealer or the transaction is otherwise exempt.  A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities.  Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the Penny Stock held in a customer's account and information with respect to the limited market in Penny Stocks.

D.           Selling Shareholders

Not Applicable.

E.            Dilution

Not Applicable.

F.            Expenses of the Issue

Not Applicable.

Item 10.          ADDITIONAL INFORMATION

A.           Share Capital

As of December 31, 2007 and September 30, 2008, the authorized capital of the Company consisted of 5,000,000 Ordinary Shares authorized.  As of December 31, 2007 and September 30, 2008, there were 12,531 and 14,925, shares issued and outstanding, respectively.  On December 10, 2008, the Company amended and restated its memorandum and articles of association to increase the shares authorized to 55,000,000 shares.  In the first quarter of 2009, the Company’s sole shareholder, Offshore Fund made a share dividend (the “Dividend”) to the shareholders of Offshore Fund such that the total shares issued and outstanding post-Dividend were 8,952,823.  The shares issued and outstanding are fully paid.  No preference shares have been issued, nor has any series of preference shares been designated.

From January 1, 2008 through December 15, 2008, the Company issued an aggregate of 1,096,196 shares to investors (as adjusted) for an aggregate consideration of $4,646,424, which amount includes the entry fee paid by investors.  During the 2007 fiscal year, the Company issued an aggregate of 7,866,848 shares to investors (as adjusted) for an aggregate consideration of $13,091,850, which amount includes the entry paid by investors.  During the 2006 fiscal year, the Company issued one ordinary share to its investor for an aggregate consideration of $3.

Options

The Registrant has no stock options outstanding.

Share Purchase Warrants

The Registrant has no share purchase warrants outstanding.

B.           Memorandum and Articles of Association

The Registrant’s incorporation number is 679088.  The Registrant was incorporated on October 3, 2005 under the International Business Companies Act of the territory of the British Virgin Islands.

(1)           The general objects and powers of the Registrant as they are set out in section 4 of the Memorandum of Association are as follows:

The Company has the full capacity to carry on or undertake any business or activity, do any act or enter into any transaction; and the full rights, powers and privileges, subject to BVI Business Companies Act, 2004 and includes the regulations made under the Act (the “Act”) for the time being in force, irrespective of corporate benefit.

 (2)    Matters relating to Directors of the Registrant:

Upon becoming aware of the fact that a director is interested in a transaction entered into or to be entered into by the Company the director shall disclose such interest to all other directors.  Following the disclosure, a directors may (a) vote in a matter relating to the transaction, (b) attend a meeting of directors at which a matter relating to the transaction arises and be included among the directors present at the meeting for purposes of a quorum, and the director may (c) sign a document on behalf of the Company or do any other thing in his capacity as a director that relates to the transaction.  Subject to the Act, the director shall not be accountable to the Company for any benefit which he derives from such transaction and no such transaction shall be liable to be avoided on the grounds of any such interest or benefit. A director is not required to hold an ordinary share in the Company as a qualification to office.

(3)           Rights, preferences and restrictions attaching to each class of shares:

The Company is authorized to issue 55,000,000 of $0.01 par value shares, comprising two classes of shares consisting of 50,000,000 Ordinary Shares and 5,000,000 Preference Shares.   Each Ordinary Share entitles its holder to one vote at the meeting of Shareholders or on any resolution of shareholders.   Subject to the rights attaching to the blank check Preference Shares, the holders of Preference Shares shall be entitled to receive an equal share in any dividend paid by the Company and subject to the rights attaching to such Preferred Shares, the right to an equal share in the distribution of the surplus assets of the Company on its liquidation.

The Company’s Board of Directors may authorize by resolution the issuance of one or more classes or series of Preference Shares and may fix the designations, powers, preferences and relative, participation, optional and other rights, if any, and the qualifications, limitations and restrictions thereof, if any including, without limitation, the number of shares constituting each class or series, dividend rights, conversion rights, redemption privileges, voting powers and liquidation preferences.

The directors may at their discretion by resolution of directors redeem, purchase or otherwise acquire all or any of the Ordinary Shares in the Company.   Ordinary Shares that are not fully paid on issue are subject to the forfeiture and for this purpose of determining the applicable forfeiture rights, Ordinary Shares issued for a promissory note or a contract for future services are deemed to be not fully paid.  A written notice of call specifying the date for payment to be made shall be served on the shareholder who defaults in making payment in respect of the Ordinary Shares.  The written notice of call referred to in the preceding sentence shall name a further date not earlier than the expiration of 14 days from the date of service of the notice on or before which the payment required by the notice is to be made and shall contain a statement that in the event of non-payment at or before the time named in the notice the Ordinary Shares, or any of them, in respect of which payment is not made will be liable to be forfeited.  Where a written notice of call has been issued and the requirements of the notice have not been complied with, the directors may, at any time before tender of payment, forfeit and cancel the Ordinary Shares to which the notice relates.  The Company is under no obligation to refund any moneys to the shareholder whose Ordinary Shares have been cancelled and that shareholder shall be discharged from any further obligation to the Company.

The Company may purchase, redeem or otherwise acquire and hold its own Ordinary Shares save that the Company may not purchase, redeem or otherwise acquire its own Ordinary Shares without the consent of the shareholder whose Ordinary Shares are to be purchased, redeemed or otherwise acquired unless the Company is permitted by the Act or any other provision in the Memorandum or Articles to purchase, redeem or otherwise acquire the Ordinary Shares without such consent.  The purchase redemption or other acquisition by the Company of its own Ordinary Shares is deemed not to be a distribution where the Company purchases, redeems or otherwise acquires the Ordinary Shares by virtue of the provisions of section 179 of the Act.

Ordinary Shares that the Company purchases, redeems or otherwise acquires pursuant to the provisions described above may be cancelled or held as Treasury Shares except to the extent that such Ordinary Shares are in excess of 50 percent of the issued Ordinary Shares in which case they shall be cancelled but they shall be available for reissue.  All rights and obligations attaching to a Treasury Share are suspended and shall not be exercised by the Company while it holds the Ordinary Share as a Treasury Share.  Treasury Shares may be disposed of by the Company on such terms and conditions (not otherwise inconsistent with the Memorandum and Articles) as the Company may by resolution of Directors determine.  Where Ordinary Shares are held by another body corporate of which the Company holds, directly or indirectly, shares having more than 50 per cent of the votes in the election of directors of the other body corporate, all rights and obligations attaching to the Ordinary Shares held by the other body corporate are suspended and shall not be exercised by the other body corporate.

The directors of the Company may, by resolution of directors, authorize a distribution at a time and of an amount they think fit if they are satisfied, on reasonable grounds, that, immediately after the distribution, the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as and when they fall due.  Dividends may be paid in money, shares, or other property.  The Company may, by resolution of directors, from time to time pay to the shareholders such interim dividends as appear to the directors to be justified by the profits of the Company, provided always that they are satisfied, on reasonable grounds, that, immediately after the distribution, the value of the Company’s assets will exceed its liabilities and the Company will be able to pay its debts as and when they fall due.  Notice in writing of any dividend that may have been declared shall be given to each shareholder in accordance with Regulation 20 and all dividends unclaimed for three years after such notice has been given to a shareholder may be forfeited by resolution of directors for the benefit of the Company.  No dividend shall bear interest as against the Company.

(4)           Actions necessary to change the rights of holders of the Registrant’s common stock:

The rights attached to Shares may only, whether or not the Company is being wound up, be varied with the consent in writing of or by a resolution passed at a meeting by the holders of more than 50 per cent of the issued Shares of that class.

The rights conferred upon the holders of the Shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the Shares of that class, be deemed to be varied by the creation or issue of further Shares ranking pari passu therewith.

The Company may also change the rights of shareholders by amending the Memorandum or Articles of Association by a resolution of shareholders or by a resolution of directors.  However, the board of directors may not in its sole capacity amend the Memorandum or Articles of Association by a resolution to either: (i) to restrict the rights or powers of the Members to amend the Memorandum or Articles; (ii) to change the percentage of shareholders required to pass a resolution of shareholders to amend the Memorandum or Articles; or (iii) in circumstances where the Memorandum or Articles cannot be amended by the Members.

(5)	Conditions governing manner in which annual general meetings and extraordinary general meetings of shareholders are convoked, including conditions of admission:

Any director of the Company may convene meetings of the shareholders at such times and in such manner and places within or outside the British Virgin Islands as the director considers necessary or desirable.  Upon the written request of the shareholders entitled to exercise 30 per cent or more of the voting rights in respect of the matter for which the meeting is requested the directors shall convene a meeting of shareholders.  The director convening a meeting shall give not less than seven days’ written notice of a meeting of shareholder whose names on the date the notice is given appear as Members in the share register of the Company and are entitled to vote at the meeting; and to all the other directors.  The director convening a meeting of shareholders may fix as the record date for determining those shareholders that are entitled to vote at the meeting the date notice is given of the meeting, or such other date as may be specified in the notice, being a date not earlier than the date of the notice.  A meeting of shareholders held in contravention of the requirement to give notice is valid if shareholders holding at least 90 per cent of the total voting rights on all the matters to be considered at the meeting have waived notice of the meeting and, for this purpose, the presence of a shareholder at the meeting shall constitute waiver in relation to all the Shares which that shareholder holds.  The inadvertent failure of a director who convenes a meeting to give notice of a meeting to a shareholder or another director, or the fact that a shareholder or another director has not received notice, does not invalidate the meeting.

A shareholder may be represented at a meeting of shareholders by a proxy who may speak and vote on behalf of the shareholder.  The instrument appointing a proxy shall be produced at the place designated for the meeting before the time for holding the meeting at which the person named in such instrument proposes to vote.  The instrument appointing a proxy shall be in substantially the following form or such other form as the chairman of the meeting shall accept as properly evidencing the wishes of the shareholder appointing the proxy.

In the event that Shares are jointly owned by two ore more person, each person may be present in person or by proxy at a meeting of shareholders and may speak as a shareholder.  If only one of the joint owners is present in person or by proxy he may vote on behalf of all joint owners.   If two or more of the joint owners are present in person or by proxy they must vote as one and in the event of disagreement between any of the joint owners of Shares then the vote of the joint owner whose name appears first (or earliest) in the share register in respect of the relevant Shares shall be recorded as the vote attributable to the Shares.

A shareholder shall be deemed to be present at a meeting of shareholders if he participates by telephone or other electronic means and all shareholders participating in the meeting are able to hear each other.  A meeting of shareholders is duly constituted if, at the commencement of the meeting, there are present in person or by proxy not less than 50 per cent of the votes of the Shares entitled to vote on resolutions of shareholders to be considered at the meeting.  If the Company has two or more classes of shares, a meeting may be considered quorate for some purposes and not for others.  A quorum may comprise a single shareholder or proxy and then such person may pass a resolution of shareholders and a certificate signed by such person accompanied where such person holds a proxy by a copy of the proxy instrument shall constitute a valid resolution of shareholders.

If within two hours from the time appointed for the meeting a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be dissolved; in any other case it shall stand adjourned to the next business day in the jurisdiction in which the meeting was to have been held at the same time and place, and if at the adjourned meeting there are present within one hour from the time appointed for the meeting in person or by proxy not less than one third of the votes of the Shares or each class or series of Shares entitled to vote on the matters to be considered by the meeting, those present shall constitute a quorum but otherwise the meeting shall be dissolved.

Any shareholder other than an individual may by resolution of its directors or other governing body authorise such individual as it thinks fit to act as its representative at any meeting of shareholders or of any class of shares, and the individual so authorised shall be entitled to exercise the same rights on behalf of the shareholder which he represents as that Shareholder could exercise if it were an individual.

An action that may be taken by the Members at a meeting may also be taken by a Resolution of Members consented to in writing, without the need for any prior notice.  If any Resolution of Members is adopted otherwise than by the unanimous written consent of all Members, a copy of such resolution shall forthwith be sent to all Members not consenting to such resolution.  The consent may be in the form of counterparts, each counterpart being signed by one or more Members.  If the consent is in one or more counterparts, and the counterparts bear different dates, then the resolution shall take effect on the earliest date upon which Eligible Persons holding a sufficient number of votes of Shares to constitute a Resolution of Members have consented to the resolution by signed counterparts.

(6)	Limitations on rights to own securities of the Registrant:

Not applicable.

(7)
Provisions of Company’s articles, charter or by-laws that have the effect of delaying, deferring or preventing a change in control of the Registrant and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Registrant:

Not Applicable.

(8)	Provisions, if any, governing the ownership threshold above which shareholder ownership must be disclosed.

Not Applicable.

(9)	Comparison of laws of US with the items described in Items 2 through 8.

With respect to items 2 through 8 above, the law applicable to the Company is not significantly different from that provided under the corporation law statutes in most U.S. jurisdictions.

The laws of the US with respect to the charter and bylaws vary from state to state.

(10)	Conditions imposed by the memorandum and articles of association governing changes in capital that are more stringent than required by the law of the BVI.

Not Applicable.

C.           Material Contracts

Copies of the Company’s material contracts upon which the Company is dependent have been filed as exhibits to this Registration Statement.

1.
Residential Investment Agreement by and between the Administration of the City of Sochi and Somo, Ltd. (“the Administration) executed on August 6, 2007.
Pursuant to the Agreement, the City of Sochi grants ownership of 90.6% of the property upon its completion to the Somo, however Section 2.12 gives the government the right to determine the use of the apartment building.  The Registrant’s subsidiary Somo receives the right to build and develop the Kurortny project with its own funding.  Upon completion, Somo will be entitled to ownership of 90.6% of the total area of the project and the City of Sochi will be entitled to ownership of 9.4%.  Upon completion, Somo shall sell at least 10% of its space as apartment units for the benefit of the citizenry of Russia.  The right to the land after the completion of the construction is to be determined by the Russian Federation.  Phase I of the project is completed upon the preparation of the building yard for construction, obtaining the permits to build on the land and fulfillment of technical conditions.  Phase II is the construction of the apartment building.  Phase III is the assignment by the government of rights to the investor for the use of the apartment building.  The term of completion of the project may be amended by written agreement of both parties.  The agreement is assignable subject to conditions in the agreement.  Failure of the Registrant to meet the following conditions will entitle the Administration to unilaterally cancel the agreement: to obtain insurance, failure to obtain insurance and guarantees to the Administration; failure to provide estimates of the costs of completion of the project during Phase I of the project; failure to obtain the funds necessary to complete the project.  If Phase I has not been completed by May 2008, the Company may be subject to a penalty enforced by the Administration.  The construction completion date is set for the second quarter of 2009.

2.
Contract #3 on residential investment in construction of dwelling house executed on June 5, 2007.
Agreement between the builder, Somo and the investor, Riokom.  Investor promises to transfer funds to Somo for the building of the luxury apartments.  Agreement makes an estimate for the construction costs. Upon completion of the construction Riokom will receive one half (1/2) ownership of the common ownership of the luxury apartments. Builder obliges to complete construction by the second quarter of 2010.  Somo provides a three year limited warranty on the soundness of the construction.

3.
Contract #4 on residential investment in construction of dwelling house executed on January 10, 2008.
Agreement between the builder, Somo and the investor, Icecom.  Investor promises to transfer funds to Somo for the building of the luxury apartments.  Agreement makes an estimate for the construction costs. Upon completion of the construction Icecom will receive one half (1/2) ownership of the common ownership of the luxury apartments. Builder obliges to complete construction by the second quarter of 2010.  Somo provides a three year limited warranty on the soundness of the construction.

4.
Contract from 22.05.2006 entered into by the Administration of the City of Sochi granting the right of tenancy on the parcel of land in Sochi to Somo.  The size of the parcel of land under the agreement is 3,706 square meters located on Kurortny Prospect, Sochi.  The tenant is granted the right to build an 84 store apartment complex with an attaching commercial infrastructure consisting of offices, stores, 30 car parking garage. The lease on the land is valid through March 1, 2011.  The annual rental rate on the property is $354,635 and the rent is due at the end of each fiscal quarter.
Incorporated in this summary are all supplements to the agreement.

6.
Contract on Tenancy #104 of parcel of land being in state use in the town of Gagarin, dated June 19, 2007.  The City of Administration of Municipal formation of Gagarin leases a parcel of land in the district of Smolensk to Riokom, Ltd. to construct a multi-unit apartment building.  The rent on the parcel is fixed for a period between June 19, 2007 through June 19, 2009.  Lessee has the right of first refusal on the renewal of the lease.  Annual lease payment is $16,000.

D.           Exchange Controls

There are no foreign exchange controls in BVI and funds can be moved easily. There is no restriction in this regard.

E.           Taxation

International Business Companies (“IBC”) established in BVI are exempt from the payment of Income Tax and Stamp Duty.

Non-residents of BVI are exempt from the income tax payable on dividends, interest, rents, royalties, compensations and other amounts which are paid to the person by the IBC.

There are no capital gains taxes, inheritance taxes and death duties.

Double Taxation Agreements between the United Kingdom and Japan and Switzerland extend to the British Virgin Islands but do not generally apply to IBC's.

F.            Dividends and Paying Agents

Not Applicable.

G.            Statement by Experts

The financial statements for the two years ending December 31, 2007 and December 31, 2006 and the financial statements for the nine months ended September 30, 2008 included in this Form 20-F have been audited by Intercom-Audit located at 125124, Moscow, 3 rd Street, Yamskogo Fields, building 2 block 13, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing and their consent and authorization.

H.            Documents on Display

The documents concerning the Registrant which are referred to in this Form 20-F are either annexed hereto as exhibits (see Item 19)  or may be inspected at the principal offices of the Registrant.

I.             Subsidiary Information

Not Applicable.

Item 11.     QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is a small business issuer, as defined in Section 240.12b-2; and thus, ITEM 11 is not applicable.

Item 12.          DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.            Debt Securities

Not Applicable.

B.            Warrants and Rights

Not Applicable.

C.           Other Securities

Not Applicable.

D.            American Depository Shares

Not Applicable.

PART II

Item 13.     DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

Item 14.         MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

Item 15.          CONTROLS AND PROCEDURES

Not Applicable.

Item 16A.       AUDIT COMMITTEE FINANCIAL EXPERT

The entire Board will act as the Company’s audit committee as specified in section 3(a)(58)(B) of the Exchange Act.

Item 16B.       CODE OF ETHICS

Not Applicable.

Item 16C.       PRINCIPAL ACCOUNTANT FEES AND SERVICES

Not Applicable.

Item 16D.       EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

Item 16E.       PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable

PART III

Item 17.          FINANCIAL STATEMENTS

The Registrant’s financial statements have been prepared on the basis of the International Financial Reporting Standards as issued by the International Accounting Standards Board and in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Copies of the financial statements specified are filed with this Form 20-F.

FINANCIAL STATEMENTS FOR THE FISCAL YEARS ENDING DECEMBER 31, 2007 AND DECEMBER 31, 2006

KONSTA REAL ESTATE PROPERTY FUND
CONSOLIDATED FINANCIAL STATEMENTS
for the years ended 31 December 2006 and 31 December 2007

Independent Auditors’ Report

Content

Independent Auditors’ Report			45

Consolidated balance sheet			46

Consolidated income statement			47

Consolidated statement of changes in net assets attributable to holders of redeemable shares			48

Consolidated cash flow statement			49

Notes to the financial statements			50

1.	General information		50

2.	Summary of significant accounting policies		50

	2.1	Basis of preparation	50

	2.2	Basis of consolidation	51

	2.2	Segment reporting	51

	2.3	Foreign currency translation	51

	2.4	Intangible assets	51

	2.5	Inventory	51

	2.6	Cash and cash equivalents	51

	2.7	Redeemable shares	51

	2.8	Taxation	51

3.	Financial risk management		52

	3.1	Strategy in investment	52

	3.2	Market price risk	52

	3.3	Interest rate risk	52

	3.4	Credit risk	52

	3.5	Liquidity risk	52

	3.6	Currency risk	52

4.	Critical accounting estimates and judgments		53

	4.1	Critical accounting estimates and assumptions	53

	4.2	Critical judgments	53

5.	Segment information		53

6.	Subsidiaries		53

7.	Intangible assets		53

8.	Long-term inventory		54

9.	Cash and cash equivalents		54

10.	Redeemable shares		54

11.	Related party transaction		54

2	Independent Auditors’ Report

INTERCOM AUDIT

Intercom-Audit
AUDITING COMPANY

Address: 2-13, 3-th Ulitsa Yamskogo polya,
125124 Moscow, Russian Federation
Tel.: +7 (495) 937-34-51,
E-mail: info@intercom-audit.ru,
Internet: www.intercom-audit.ru

Independent Auditors' Report

To the **Board of Directors and Shareholders**
of Konsta Real Estate Property Fund

We have audited the accompanying consolidated financial statements of Konsta Real Estate Property Fund ("the Fund") and its subsidiaries, which comprise the balance sheet as at December 31, 2006 and December 31, 2007, and the income statement, statement of changes in net assets attributable to holders of redeemable shares and cash flow statement for the years then ended, and a summary of significant accounting policies and other explanatory notes.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Both Financial Services Commission BVI license and the Charter of the Fund do not restrict the off-shore Fund activities with any location (exception – failure of such activities on BVI territory) as well as with any legal or physical body (exception – persons less than 18 and legal or physical residence of USA). Herewith, we consider that in case of carrying out of such activities on cash attraction from legal or physical bodies on the territory of the Russian Federation, such investment activity must be the subject of obligatory registration in appropriate registration authority.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Konsta Real Estate Property Fund as at December 31, 2006 and December 31, 2007, and of its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards.

"Intercom-Audit" ***(BKR International)***
Moscow, Russia
25 April, 2008

Akhmetov Askar
Managing Partner

"Intercom-Audit" auditing company is an Independent Member of ***BKR International***, a leading global association of independent accounting and business advisory firms representing the expertise of more than 135 member firms with over 300 offices in over 70 countries around the world (*www.bkr.com*)

4

Consolidated balance sheet

ASSETS	Note	As of 31 December 2007	As of 31 December 2006
Non-current assets
Other non-current assets		396	-
Plants, property and equipment		49	-
Intangible assets	7	9 390	-
Long-term inventory	8	8 880	-
Total non-current assets		18 715	-
Current assets
Cash and cash equivalents	9	47	-
Short-term loans receivable	11	3 770
Other receivables		43	-
Other current assets		31	-
Total current assets		3 891	-
TOTAL ASSETS		22 606	-

LIABILITIES
Current liabilities
Other payables		(19)	-
Short-term borrowings		(6)	-
Other current liabilities		(7)	-
Taxes payable		(6)	-
Total current liabilities (excluding net assets attributable to holders of redeemable shares)		(38)	-

NET ASSETS ATTRIBUTABLE TO HOLDERS OF REDEEMABLE SHARES		22 568	-

Consolidated income statement

	Note	For the year 2007	For the year 2006
Income
Entrance fee		881	-
Other operating income		56	-
Total net income		937	-

Expenses
Labor costs		(82)	-
Social security		(20)	-
Current lease expenses		(61)	-
Commission fees, factorage		(11)	-
Management expenses		(5)	-
Other operating expenses		(240)	-
Total operating expenses		(419)	-

Exchange difference gain/loss		34	-

Operating profit/(loss)		552	-

Finance costs
Interest expenses		(2)	-

Profit/(loss) before tax		550	-
Income tax expense (current)		(3)	-
Net profit for the year		547	-

Consolidated statement of changes in net assets attributable to holders of redeemable shares

	Note	Number of shares	‘000 USD
Net assets attributable to holders of redeemable shares at 01 January 2006
Net change at fair value of intangible assets		-	-
Proceeds from redeemable shares issued		-	-
Profit/(loss) after tax		-	-
Net assets attributable to holders of redeemable shares at 31 December 2006		-	-

Net assets attributable to holders of redeemable shares at 01 January 2007		-	-
Net change at fair value of intangible assets		-	9 385
Proceeds from redeemable shares issued		-	12 642
Profit/(loss) after tax		-	547
Net assets attributable to holders of redeemable shares at 31 December 2007	10	12 531	22 574

Consolidated cash flow statement

	Note	For the year 2007	For the year 2006
Cash flows from operating activities
Net income		552	-
Adjustment for:
- Depreciation and amortization		-	-
- Interest expenses		2	-
		554	-

Net change in other receivables		(43)	-
Net change in other payables		19	-
Net change in other assets and liabilities		(481)	-

Net cash from operating activities		49	-

Cash flows from investing activities
Investments in construction		(8 880)	-
Net change in short-term loans receivable		(3 770)
Net cash from investing activities		(12 650)	-

Cash flows from financing activities
Proceeds from redeemable shares		12 642	-
Net change of shot-term borrowings		6	-
Net cash from financing activities		12 648	-

Net increase in cash and cash equivalents		47	-
Cash and cash equivalents at beginning of the period		-	-
Cash and cash equivalents at end of the period	9	47	-

Notes to the financial statements

General information

Konsta Real Estate Properties Offshore Fund (the ‘Fund’) – is an international open-ended unit investment fund domiciled and incorporated as a LTD under the laws of British Virgin Islands. The address of its registered office is Nemours Chambers, Qwomar Complex, 4th floor, Road Town, Tortola British Virgin Islands.
The Fund aims to generate a steady rapid customer capital growth by investing it in high-yield and marketable Russian projects.
The Fund’s investment activities are managed by KREP Management (the ‘Investment Manager’) with the administration delegated to KREP Corp.
These financial statements were authorized for issue by the Board of Directors on 25 April 2008.

2.           Summary of significant accounting policies

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1           Basis of preparation
The financial statements of the Fund have been prepared in accordance with International Financial Reporting Standards (IFRS). The financial statements have been prepared under the historical cost convention, as modified by the revaluation intangible assets.
The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires the Board of Directors to exercise its judgment in the process of applying the Fund’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in Note 4.

(c)	Standards and Interpretations effective in the current period

The Fund has adopted IFRS 7 Financial Instruments: Disclosures, and the consequential amendments to IAS 1 Presentation of Financial Statements.
The impact of the adoption of IFRS 7 and the changes to IAS 1 has been to expand the disclosures provided in these financial statements regarding the Fund's financial instruments and management of capital (see note 10).

Seven Interpretations issued by the International Financial Reporting Interpretations Committee are effective for the current period. These are: IFRIC 7 Applying the Restatement Approach under IAS 29, Financial Reporting in Hyperinflationary Economies; IFRIC 8 Scope of IFRS 2; IFRIC 9 Reassessment of Embedded Derivatives; IFRIC 10 Interim Financial Reporting and Impairment. The adoption of these Interpretations has not led to any changes in the Fund's accounting policies.

(d)	Standards and Interpretations not yet effective

The Fund has not applied the following IFRSs and IFRIC Interpretations that have been issued but are not yet effective:
•	IFRS 8 Operating Segments
•	Revised IAS 23 Borrowing Costs
•	IFRIC 11 IFRS 2 Group and Treasury Share Transactions
•	IFRIC 12 Service Concession Arrangements
•	IFRIC 13 Customer Loyalty Programmes
•	IFRIC 14 IAS 19 The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction
•	IFRS 2 Share Based Payments
•	IFRS 3R Business Combinations
•	IAS 1R Presentation of Financial Statements
•	IAS 32 Financial Instruments - Presentation
•	IFRIC 12 Service Concession Arrangements

The Fund assesses that the above IFRS standards issued but not yet effective will have no effect on the Fund’s results and financial operations in the period of initial application.

2.2           Basis of consolidation
The consolidated financial statements incorporate the financial statements of the Company and entities (including special purpose entities) controlled by the Fund (its subsidiaries). Control is achieved where the Fund has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.
The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.
Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other subsidiarries of the Fund.

All intra-group transactions, balances, income and expenses are eliminated in full on consolidation.

2.2           Segment reporting
A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

2.3           Foreign currency translation

(a)	Functional and presentation currency

The Fund’s investors are mainly from outside the USA. All subscriptions and redemptions of the redeemable shares are denominated in USD. The primary activity of the Fund is to invest in real estate projects to offer Fund’s investors a high return compared to other products denominated in USD. The performance of the Fund is measured and reported to the investors in USD. The Board of Directors considers the USD as the currency that most faithfully represents the economic effects of the underlying transactions, events and conditions. The financial statements are presented in USD, which is the Fund’s functional and presentation currency.

(c)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

2.4           Intangible assets
Intangible assets are presented in the fair value accounting. Intangible assets mainly include tenant rights on building land, construction permits and technical approvals of regulatory authorities. The given intangible assets are not depreciated.

2.5           Inventory
Construction of properties for the purpose of the onward sale is presented in the accounting as long-term inventory and is estimated at actual incurred expenditure costs.

2.6           Cash and cash equivalents
Cash and cash equivalents includes cash in hand, demand deposits, other short-term highly liquid investments with original maturities of three months or less and bank overdrafts.

2.7           Redeemable shares
The Fund issues redeemable shares, which are redeemable at the holder’s option and are classified as financial liabilities. The redeemable share is carried at the redemption amount that is payable at the balance sheet date if the holder exercises the right to put the share back to the Fund.
Redeemable shares are issued and redeemed at the holder’s option at prices based on the Fund’s net assets value per share at the time of issue or redemption. The Fund’s net asset value per share is calculated by dividing the net assets attributable to the holders of redeemable shares with the total number of outstanding redeemable shares.

2.8           Taxation
The Fund is domiciled in British Virgin Islands. Under the current laws of BVI, there is no income, estate, corporation, capital gains or other taxes payable by the Fund.
Two subsidiaries of the Fund are registered in the territory of Russia and are taxable in accordance with the Russian Law requirements, effective as of the reporting date.
The Fund currently incurs withholding taxes imposed by certain countries on investment income and capital gains. Such income or gain are recorded gross of withholding taxes in the income statement.

3.           Financial risk management

3.1           Strategy in investment
The Fund’s activities expose it to a variety of financial risks: market risk, including currency risk and price risk. The Fund’s objective is to achieve capital growth through investing in a real estate project.

3.2           Market price risk
The Fund invests in real estate project in Russia, buying the titles in real estate under construction and reselling them afterwards.
Price fluctuations in the real estate market may provoke a decrease in the future Fund profitability. Strategic diversification of the project portfolio is made by sectors, real estate types and classes, geographical regions, phases of a construction and investing cycles as well as sources of income. The subsequent flexibility of investment policy, within deposit diversification and their all-risk insurance, give an opportunity to create an additional reliability factor to receive high-yield investment income. Fund project control is based on a compulsory integrated review that includes legal, marketing, estimate and economic, architectural and engineering developer’s examination. Project financing starts after getting results from all the examinations and receiving the approval of the Board Directors of the Fund.

3.3           Interest rate risk
The majority of the Fund’s assets and liabilities are non-interest bearing. As a result, the Fund is not subject to significant amounts of risk due to fluctuations in the prevailing levels of market interest rates.
In accordance with the Fund’s policy, the Board of Directors reviews overall interest sensitivity on a quarterly basis.

3.4           Credit risk
The Fund takes no exposure to credit risk.
In accordance with the Fund’s policy, the Board of Directors reviews credit position on a quarterly basis.

3.5           Liquidity risk
The Fund takes no material exposure to liquidity risk as it has share redemption restrictions described in note 10. Those restrictions are valid after forecasted dates of project’s completion (see note 8).
The Fund invests in intangible assets such as building lease and construction license, which are not traded in an organized market and may be illiquid. As a result, the Fund may not be able to liquidate quickly its investments in these assets at an amount close to their fair value.
The Fund has the ability to borrow in the short term to ensure settlement. No such borrowings have arisen during the period.
In accordance with the Fund’s policy, the Board of Directors reviews liquidity position on a quarterly basis.

3.6           Currency risk
The Fund holds assets denominated in currencies other than the USD, the functional currency. It is therefore exposed to currency risk, as the value of the assets and liabilities denominated in other currencies will fluctuate due to changes in exchange rates. The Fund’s policy is not to enter into any currency hedging transactions.
The table below summarises the Fund’s exposure to currency risks.

	As of 31 December 2007	As of 31 December 2006
ASSETS
Intangible assets	9 385	-
Plants, property and equipment	49	-
Long-term inventory	262	-
Cash and cash equivalents	4	-
Total Assets	9 700	-

At 31 December 2007, had the exchange rate between the US dollar and Russian rubles increased or decreased by 5% with all other variables held constant, the increase or decrease respectively in net assets attributable to holders of redeemable shares would amount to approximately 462 thousands USD.
In accordance with the Fund’s policy, the Investment Manager monitors the Fund’s currency position on a daily basis, and the Board of Directors reviews it on a quarterly basis.

4.           Critical accounting estimates and judgments

4.1           Critical accounting estimates and assumptions
Management makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are outlined below.

Fair value of intangible assets

The Fund possesses intangible assets that are recognized at fair value and are not quoted in active markets. Such assets include tenant rights, construction license and technical permissions of regulatory authorities.  Fair values of such assets are determined each quarter by independent appraisers.

4.2           Critical judgments
Functional currency

The Board of Directors considers the euro the currency that most faithfully represents the economic effect of the underlying transactions, events and conditions. The euro is the currency in which the Fund measures its performance and reports its results, as well as the currency in which it receives subscriptions for its investors. This determination also considers the competitive environment in which the Fund is compared to other European investment products.

5.           Segment information
The Fund is organized into one main business segment, focusing on achieving medium-term capital growth by realization of construction projects. The Fund doesn’t have the second segment, because the only investment location is Russia.

6.           Subsidiaries
The list of subsidiaries with indication of ownership interest of the Company in share capital as of 31 December 2007, countries of incorporation and type of subsidiary’s activity.

	Activity	Country of incorporation	2007 Ownership or participation interest
KREP Corp.	Fund Administrator	Nevis	-
KREP Master Fund	Investment activity	BVI	100%
Jirmalia Holdings	Investment activity	Cyprus	99%
«Riocom» LLC	Operations with investment property	Russia	100%
«Aiscom» LLC	Operations with investment property	Russia	100%

Although the Fund does not own more than half of the equity shares of KREP Corp., and consequently it does not control more than half of the voting power of those shares, it has the power to appoint and remove the majority of the board of directors and control of the entity is by the board. Consequently, KREP Corp. is controlled by the Fund and is consolidated in these financial statement.

7.           Intangible assets

	As of 31 December 2006	Addition of intangible assets	Changes in fair value	As of 31 December 2007
Tenant right on building land in Sochi	-	-	6 760	6 760
Tenant right on build-ing land in Gagarin	-	-	2 626	2 626
Software	-	4		4
Total intangible assets	-	4	(4)	9 390

8.           Long-term inventory
Expenses on construction of properties are represented as part of long-term inventories. As at the reporting date the Fund portfolio includes the following projects:
•
multifunctional housing estate of business class named “Kurortny”. Construction is held in Sochi. Floor area of the housing estate is 15 791 sq.m., flat square is 9 967.7 sq.m. The expected completion date of the project is the second quarter of 2009.

The project will be constructed in one of the most picturesque places in Sochi near the sanatorium “Iskra” and at 400 meters from “Redison-SAS-Lazurnaya” Hotel. The residential estate consists of 117 flats of modern planning, 13 of which are two-level penthouses, and underground parking with 90 parking stalls. Besides, the house’s infrastructure includes minimarket, 60-seat café, beauty salon and fitness-club with a covered swimming pool. 80% of flats are with a view of the Black Sea.
Sochi nomination of  “The Capital of Winter Olympic Games” gives a real possibility of getting abnormal return from the project. In case of success, Russian government, banks, investment vehicles and individual investors are ready to invest up to 313 billion of rubles (11, 6 billion USD) in the construction of all the projects that are necessary for successful holding of Winter Olympic Games.
•	multifunctional housing estate named “Orbita”. Construction will take place in Gagarin town of Smolensky region. Estimated floor area of the housing estate is 10 000 sq.m.

The town of Gagarin in Smolensk region is situated on the bank of the River Gzhat at 170 km. from Moscow and at 240 km. from Smolensk. Its population is near 40 thousand people. Throughout the territory of  Gagarin district there is Moscow – Smolensk – Brest  trunk and Moscow-Minsk highway.

9.           Cash and cash equivalents

	As of 31 December 2007	As of 31 December 2006
Bank accounts in:
RUR	4	-
USD	32	-
Cash		-
USD	11	-
Total cash and cash equivalents	47	-

10.           Redeemable shares
All issued redeemable shares are fully paid. The Fund’s capital is represented by these redeemable shares with no par value. They are entitled to payment of a proportionate share based on the Fund’s net asset value per share on the redemption date. The Fund has no restrictions or specific capital requirements on the subscriptions of shares. In accordance with the Fund investment memorandum, these are the restrictions of share redemption:
•	during the first year after the share purchase money are not paid back;

•	during the second year after the share purchase, shares can be put back to the Fund for 50% cash equal to a proportionate share of the Fund’s net asset value;

•	during the third year after the share purchase, shares can be put back to the Fund for 80% cash equal to a proportionate share of the Fund’s net asset value.

The relevant movements are shown on the interim consolidated statement of changes in net assets attributable to holders of redeemable shares. The Fund’s net asset value per share is 1 801,45 USD at the balance sheet date.

11.           Related party transaction

Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions.

(a)	Investment Manager
The Fund is managed by KREP Management LLC (the ‘Investment Manager’), an investment management company incorporated in USA. Under the terms of the management agreement dated 1 October 2005, the Fund appointed KREP Management LLC as an Investment Manager to provide management services to the Fund. KREP Management LLC receives in return a fee based on the net asset value, payable quarterly using the annual rate of 0.5%. Total management fees for the year amounted to 5 thousands USD.

(b)	Board of Directors
The Board of Directors include:
Roman Plavnik – Chairman of the Board;
Nazar Lappa – Member of the Board;
Svetlana Gromova – Member of the Board;
Mikhail Lakshin – Member of the Board;
Konstantin Plavnik – Member of the Board.
All the members of the Board are shareholders of the Fund. Payments to the members of the Board were not made in the reporting period.
Member of Board of Directors Nazar Lappa was given an interest-free loan dated 5 December 2007 (Contract №00012) in amount of 3 770 thousand USD with the maturity date 20 January, 2008.

FINANCIAL STATEMENTS FOR THE INTERIM PERIOD ENDING ON SEPTEMBER 30, 2008

KONSTA REAL ESTATE PROPERTY FUND
INTERIM CONSOLIDATED FINANCIAL STATEMENTS
for the 9 months ended 30 September 2008

Independent Auditors’ Report

Content

Independent Auditors’ Report			58

Interim consolidated balance sheet			59

Interim consolidated income statement			60

Interim consolidated statement of changes in net assets attributable to holders of redeemable shares			61

Interim consolidated cash flow statement			62

Notes to the financial statements			63

1.	General information		63

2.	Summary of significant accounting policies		63

	2.1	Basis of preparation	63

	2.2	Basis of consolidation	63

	2.2	Segment reporting	64

	2.3	Foreign currency translation	64

	2.4	Intangible assets	64

	2.5	Inventory	64

	2.6	Cash and cash equivalents	64

	2.7	Redeemable shares	64

	2.8	Taxation	64

3.	Financial risk management		64

	3.1	Strategy in investment	64

	3.2	Market price risk	65

	3.3	Interest rate risk	65

	3.4	Credit risk	65

	3.5	Liquidity risk	65

	3.6	Currency risk	65

4.	Critical accounting estimates and judgments		65

	4.1	Critical accounting estimates and assumptions	65

	4.2	Critical judgments	66

5.	Segment information		66

6.	Subsidiaries		66

7.	Intangible assets		66

8.	Long-term inventory		66

9.	Cash and cash equivalents		67

10.	Redeemable shares		67

11.	Related party transaction		67

12.	Events after the balance sheet date		68

1	Independent Auditors’ Report on review

Interim consolidated balance sheet

ASSETS	Note	As of 30 September 2008	As of 31 December 2007
Non-current assets
Other non-current assets		657	396
Plants, property and equipment		36	49
Intangible assets	7	10 225	9 390
Long-term inventory	8	11 894	8 880
Total non-current assets		22 812	18 715
Current assets
Cash and cash equivalents	9	676	47
Short-term loans receivable	11	3 120	3 770
Other receivables		247	43
Other current assets		88	31
Total current assets		4 131	3 891
TOTAL ASSETS		26 943	22 606

LIABILITIES
Current liabilities
Other payables		(20)	(19)
Short-term borrowings		(27)	(6)
Other current liabilities		(28)	(7)
Taxes payable		(10)	(6)
Total current liabilities (excluding net assets attributable to holders of redeemable shares)		(85)	(38)

NET ASSETS ATTRIBUTABLE TO HOLDERS OF REDEEMABLE SHARES		26 858	22 568

Interim consolidated income statement

	Note	For the 9 months ended 30 September 2008	For the 9 months ended 30 September 2007
Income
Entrance fee		330	824
Other operating income		129	5
Total net income		459	829

Expenses
Labor costs		(239)	-
Social security		(47)	-
Current lease expenses		(118)	-
Commission fees, factorage		(69)	(97)
Management expenses		(230)	-
Other operating expenses		(203)	(67)
Total operating expenses		(906)	(164)

Exchange difference gain/loss		49	17

Operating profit/(loss)		(398)	682

Finance costs
Interest expenses		(2)	-

Profit/(loss) before tax		(400)	682
Withholding taxes		(6)	-
Net profit for the year		(406)	682

Interim consolidated statement of changes in net assets attributable to holders of redeemable shares

	Note	Number of shares	‘000 USD
Net assets attributable to holders of redeemable shares at 01 January 2007
Net change at fair value of intangible assets		-	8 471
Proceeds from redeemable shares issued		-	11 508
Profit/(loss) after tax		-	682
Net assets attributable to holders of redeemable shares at 30 September 2007		11 787	20 661

Net assets attributable to holders of redeemable shares at 01 January 2008		12 531	22 568
Net change at fair value of intangible assets		-	839
Proceeds from redeemable shares issued		-	3 857
Profit/(loss) after tax		-	(406)
Net assets attributable to holders of redeemable shares at 30 September 2008	10	14 925	26 858

Interim consolidated cash flow statement

	Note	For the 9 months ended 30 September 2008	For the 9 months ended 30 September 2007
Cash flows from operating activities
Net income	1	(400)	682
Adjustment for:
- Depreciation and amortization		13	-
- Interest expenses		2	-
		15	-

Net change in other receivables		(204)	(40)
Net change in other payables		1	9
Net change in other assets and liabilities		(293)	(25)

Net cash from operating activities		(879)	626

Cash flows from investing activities
Investments in construction		(3 014)	(8 813)
Net change in short-term loans receivable		650	-
Net cash from investing activities		(2 364)	(8 813)

Cash flows from financing activities
Proceeds from redeemable shares		3 857	11 508
Net change of shot-term borrowings		21	-
Net cash from financing activities		3 872	11 508

Net increase in cash and cash equivalents		629	3 321
Cash and cash equivalents at beginning of the period		47	-
Cash and cash equivalents at end of the period	9	676	3 321

Notes to the financial statements

1.           General information

Konsta Real Estate Properties Offshore Fund (the ‘Fund’) – is an international open-ended unit investment fund domiciled and incorporated as a LTD under the laws of British Virgin Islands. The address of its registered office is Nemours Chambers, Qwomar Complex, 4th floor, Road Town, Tortola British Virgin Islands.
The Fund aims to generate a steady rapid customer capital growth by investing it in high-yield and marketable Russian projects.
The Fund’s investment activities are managed by KREP Management (the ‘Investment Manager’) with the administration delegated to KREP Corp.
These financial statements were authorized for issue by the Board of Directors on 22 December 2008.

2.           Summary of significant accounting policies

The principal accounting policies applied in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1           Basis of preparation
The financial statements of the Fund have been prepared in accordance with International Financial Reporting Standards (IFRS). The financial statements have been prepared under the historical cost convention, as modified by the revaluation intangible assets.
The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires the Board of Directors to exercise its judgment in the process of applying the Fund’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in Note 4.

(a)	Standards and Interpretations effective in the current period

The Fund has adopted IFRS 7 Financial Instruments: Disclosures, and the consequential amendments to IAS 1 Presentation of Financial Statements.
The impact of the adoption of IFRS 7 and the changes to IAS 1 has been to expand the disclosures provided in these financial statements regarding the Fund's financial instruments and management of capital (see note 10).

Seven Interpretations issued by the International Financial Reporting Interpretations Committee are effective for the current period. These are: IFRIC 7 Applying the Restatement Approach under IAS 29, Financial Reporting in Hyperinflationary Economies; IFRIC 8 Scope of IFRS 2; IFRIC 9 Reassessment of Embedded Derivatives; IFRIC 10 Interim Financial Reporting and Impairment; IFRIC 11 IFRS 2: Group and Treasury Share Transactions; IFRIC 12 Service Concession Arrangements; and IFRIC 14 IAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction. The adoption of these Interpretations has not led to any changes in the Fund's accounting policies.

(b)	Early adoption of Standards and Interpretations

In addition, the Fund has elected to adopt the following in advance of their effective dates:
•	IAS 23 (Revised) Borrowing Costs (effective for accounting periods beginning on or after 1 January 2009);

•	IFRS 8 Operating Segments (effective for accounting periods beginning on or after 1 January 2009);

•	IFRIC 13 Customer Loyalty Programmes (effective for accounting periods beginning on or after 1 July 2008).

The revisions to IAS 23 have had no impact on the Fund's accounting policies. The principal change to the Standard, which was to eliminate the previously available option to expense all borrowing costs when incurred, has no impact on these financial statements because the Fund did not attract borrowed funds for financing its capital costs.
IFRS 8 is a disclosure Standard which has resulted in a redesignation of the Group's reportable segments (see note 5), but has had no impact on the reported results or financial position of the Fund.
The adoption of IFRIC 13 has had no impact on the reported results or financial position of the Fund, as it does not have customer loyalty programmes.

2.2           Basis of consolidation
The consolidated financial statements incorporate the financial statements of the Company and entities (including special purpose entities) controlled by the Fund (its subsidiaries). Control is achieved where the Fund has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.
The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other subsidiarries of the Fund.
All intra-group transactions, balances, income and expenses are eliminated in full on consolidation.

2.2           Segment reporting
A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

2.3           Foreign currency translation

(a)	Functional and presentation currency

The Fund’s investors are mainly from outside the USA. All subscriptions and redemptions of the redeemable shares are denominated in USD. The primary activity of the Fund is to invest in real estate projects to offer Fund’s investors a high return compared to other products denominated in USD. The performance of the Fund is measured and reported to the investors in USD. The Board of Directors considers the USD as the currency that most faithfully represents the economic effects of the underlying transactions, events and conditions. The financial statements are presented in USD, which is the Fund’s functional and presentation currency.

(b)	Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement.

2.4           Intangible assets
Intangible assets are presented in the fair value accounting. Intangible assets mainly include tenant rights on building land, construction permits and technical approvals of regulatory authorities. The given intangible assets are not depreciated.

2.5           Inventory
Construction of properties for the purpose of the onward sale is presented in the accounting as long-term inventory and is estimated at actual incurred expenditure costs.

2.6           Cash and cash equivalents
Cash and cash equivalents includes cash in hand, demand deposits, other short-term highly liquid investments with original maturities of three months or less and bank overdrafts.

2.7           Redeemable shares
The Fund issues redeemable shares, which are redeemable at the holder’s option and are classified as financial liabilities. The redeemable share is carried at the redemption amount that is payable at the balance sheet date if the holder exercises the right to put the share back to the Fund.
Redeemable shares are issued and redeemed at the holder’s option at prices based on the Fund’s net assets value per share at the time of issue or redemption. The Fund’s net asset value per share is calculated by dividing the net assets attributable to the holders of redeemable shares with the total number of outstanding redeemable shares.

2.8           Taxation
The Fund is domiciled in British Virgin Islands. Under the current laws of BVI, there is no income, estate, corporation, capital gains or other taxes payable by the Fund.
Two subsidiaries of the Fund are registered in the territory of Russia and are taxable in accordance with the Russian Law requirements, effective as of the reporting date.
The Fund currently incurs withholding taxes imposed by certain countries on investment income and capital gains. Such income or gain are recorded gross of withholding taxes in the income statement.

3.           Financial risk management

3.1           Strategy in investment
The Fund’s activities expose it to a variety of financial risks: market risk, including currency risk and price risk. The Fund’s objective is to achieve capital growth through investing in a real estate project.

3.2           Market price risk
The Fund invests in real estate project in Russia, buying the titles in real estate under construction and reselling them afterwards.
Price fluctuations in the real estate market may provoke a decrease in the future Fund profitability. Strategic diversification of the project portfolio is made by sectors, real estate types and classes, geographical regions, phases of a construction and investing cycles as well as sources of income. The subsequent flexibility of investment policy, within deposit diversification and their all-risk insurance, give an opportunity to create an additional reliability factor to receive high-yield investment income. Fund project control is based on a compulsory integrated review that includes legal, marketing, estimate and economic, architectural and engineering developer’s examination. Project financing starts after getting results from all the examinations and receiving the approval of the Board Directors of the Fund.

3.3           Interest rate risk
The majority of the Fund’s assets and liabilities are non-interest bearing. As a result, the Fund is not subject to significant amounts of risk due to fluctuations in the prevailing levels of market interest rates.
In accordance with the Fund’s policy, the Board of Directors reviews overall interest sensitivity on a quarterly basis.

3.4           Credit risk
The Fund takes no exposure to credit risk.
In accordance with the Fund’s policy, the Board of Directors reviews credit position on a quarterly basis.

3.5           Liquidity risk
The Fund takes no material exposure to liquidity risk as it has share redemption restrictions described in note 10. Those restrictions are valid after forecasted dates of project’s completion (see note 8).
The Fund invests in intangible assets such as building lease and construction license, which are not traded in an organized market and may be illiquid. As a result, the Fund may not be able to liquidate quickly its investments in these assets at an amount close to their fair value.
The Fund has the ability to borrow in the short term to ensure settlement. No such borrowings have arisen during the period.
In accordance with the Fund’s policy, the Board of Directors reviews liquidity position on a quarterly basis.

3.6           Currency risk
The Fund holds assets denominated in currencies other than the USD, the functional currency. It is therefore exposed to currency risk, as the value of the assets and liabilities denominated in other currencies will fluctuate due to changes in exchange rates. The Fund’s policy is not to enter into any currency hedging transactions.
The table below summarises the Fund’s exposure to currency risks.

	As of 30 September 2008	As of 31 December 2007
ASSETS
Intangible assets	10 224	9 385
Plants, property and equipment	36	49
Long-term inventory	800	262
Cash and cash equivalents	18	4
Total Assets	11 708	9 700

At 30 September 2008, had the exchange rate between the US dollar and Russian rubles increased or decreased by 5% with all other variables held constant, the increase or decrease respectively in net assets attributable to holders of redeemable shares would amount to approximately 557 thousands USD (2005: 462 thousands USD).
In accordance with the Fund’s policy, the Investment Manager monitors the Fund’s currency position on a daily basis, and the Board of Directors reviews it on a quarterly basis.

4.           Critical accounting estimates and judgments

4.1           Critical accounting estimates and assumptions
Management makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are outlined below.

Fair value of intangible assets

The Fund possesses intangible assets that are recognized at fair value and are not quoted in active markets. Such assets include tenant rights, construction license and technical permissions of regulatory authorities.  Fair values of such assets are determined each quarter by independent appraisers.

4.2           Critical judgments
Functional currency

The Board of Directors considers the euro the currency that most faithfully represents the economic effect of the underlying transactions, events and conditions. The euro is the currency in which the Fund measures its performance and reports its results, as well as the currency in which it receives subscriptions for its investors. This determination also considers the competitive environment in which the Fund is compared to other European investment products.

5.           Segment information
The Fund is organized into one main business segment, focusing on achieving medium-term capital growth by realization of construction projects. The Fund doesn’t have the second segment, because the only investment location is Russia.

6.           Subsidiaries
The list of subsidiaries with indication of ownership interest of the Company in share capital as of 31 December 2007 and 31 December 2008, countries of incorporation and type of subsidiary’s activity.

	Activity	Country of incorporation	2007 Ownership or participation interest	2008 Ownership or participation interest
KREP Corp.	Fund Administrator	Nevis	-	-
KREP Master Fund	Investment activity	BVI	100%	100%
Jirmalia Holdings	Investment activity	Cyprus	99%	99%
«Riocom» LLC	Operations with investment property	Russia	100%	100%
«Aiscom» LLC	Operations with investment property	Russia	100%	100%

Although the Fund does not own more than half of the equity shares of KREP Corp., and consequently it does not control more than half of the voting power of those shares, it has the power to appoint and remove the majority of the board of directors and control of the entity is by the board. Consequently, KREP Corp. is controlled by the Fund and is consolidated in these financial statement.

7.           Intangible assets

	As of 31 December 2007	Changes in fair value	Depreciation	As of 30 September 2008
Tenant right on building land in Sochi	6 760	(142)		6 618
Tenant right on build-ing land in Gagarin	2 626	981		3 607
Software	4		(4)
Total intangible assets	9 390	839	(4)	10 225

8.           Long-term inventory
Expenses on construction of properties are represented as part of long-term inventories. As at the reporting date the Fund portfolio includes the following projects:
•
multifunctional housing estate of business class named “Kurortny”. Construction is held in Sochi. Floor area of the housing estate is 15 791 sq.m., flat square is 9 967.7 sq.m. The expected completion date of the project is the second quarter of 2009.

The project will be constructed in one of the most picturesque places in Sochi near the sanatorium “Iskra” and at 400 meters from “Redison-SAS-Lazurnaya” Hotel. The residential estate consists of 117 flats of modern planning, 13 of which are two-level penthouses, and underground parking with 90 parking stalls. Besides, the house’s infrastructure includes minimarket, 60-seat café, beauty salon and fitness-club with a covered swimming pool. 80% of flats are with a view of the Black Sea.

Sochi nomination of  “The Capital of Winter Olympic Games” gives a real possibility of getting abnormal return from the project. In case of success, Russian government, banks, investment vehicles and individual investors are ready to invest up to 313 billion of rubles (11, 6 billion USD) in the construction of all the projects that are necessary for successful holding of Winter Olympic Games.

•	multifunctional housing estate named “Orbita”. Construction will take place in Gagarin town of Smolensky region. Estimated floor area of the housing estate is 10 000 sq.m.

The town of Gagarin in Smolensk region is situated on the bank of the River Gzhat at 170 km. from Moscow and at 240 km. from Smolensk. Its population is near 40 thousand people. Throughout the territory of  Gagarin district there is Moscow – Smolensk – Brest  trunk and Moscow-Minsk highway.

9.           Cash and cash equivalents

	As of 30 September 2008	As of 31 December 2007
Bank accounts in:
RUR	18	4
USD	651	32
Cash
USD	7	11
Total cash and cash equivalents	676	47

10.           Redeemable shares
All issued redeemable shares are fully paid. The Fund’s capital is represented by these redeemable shares with no par value. They are entitled to payment of a proportionate share based on the Fund’s net asset value per share on the redemption date. The Fund has no restrictions or specific capital requirements on the subscriptions of shares. In accordance with the Fund investment memorandum, these are the restrictions of share redemption:
•	during the first year after the share purchase money are not paid back;

•	during the second year after the share purchase, shares can be put back to the Fund for 50% cash equal to a proportionate share of the Fund’s net asset value;

•	during the third year after the share purchase, shares can be put back to the Fund for 80% cash equal to a proportionate share of the Fund’s net asset value.

The relevant movements are shown on the interim consolidated statement of changes in net assets attributable to holders of redeemable shares. The Fund’s net asset value per share is 1 799,53 USD (2007: 1 801,45 USD) at the balance sheet date.

11.           Related party transaction
Parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions.

(a)	Investment Manager
The Fund is managed by KREP Management LLC (the ‘Investment Manager’), an investment management company incorporated in USA. Under the terms of the management agreement dated 1 October 2005, the Fund appointed KREP Management LLC as an Investment Manager to provide management services to the Fund. KREP Management LLC receives in return a fee based on the net asset value, payable quarterly using the annual rate of 0.5%. Total management fees for the year amounted to 230 thousands USD.

(b)	Board of Directors
The Board of Directors include:
Roman Plavnik – Chairman of the Board;
Nazar Lappa – Member of the Board;
Svetlana Gromova – Member of the Board;
Mikhail Lakshin – Member of the Board;
Konstantin Plavnik – Member of the Board.

All the members of the Board are shareholders of the Fund. Payments to the members of the Board were not made in the reporting period.
Member of Board of Directors Nazar Lappa was given an interest-free loan dated 9 September 2008 (Loan Agreement №00013) in amount of 3 120 thousand USD with the maturity date 15 October, 2008.

12.           Events after the balance sheet date

(a)	Other receivables of the bank

The Fund subsidiaries have accounts in various banks in different countries. As a result of money transferals between the subsidiaries, the necessary amount of money may not appear at the destination account at the reporting date but in the next reporting period. Therefore, such transactions are stated as bank receivables. At September 30, 2008 the total amount of such transactions reached 24 thousands USD. These receivables were completely settled in October.

(b)	Purchase of companies

The Fund has purchased one third of “SOMO” LLC’ share capital in October 2008. The company’s main activity is construction of real estate. As at the purchase date the company had the project portfolio of housing construction in Sochi. Since October 2008 “SOMO” LLC‘ financial statements will be consolidated with the Fund’s financial statements.

(c)	Reorganization of the Fund

In the forth quarter the Fund was reorganized into Konsta Real Estate Property, Ltd. As a result the Fund license was cancelled and KREP Corp., performing as an administrative company, was winded up.
Investment units were converted into shares of the new company. Note on share capital restructuring, Balance Sheet and Income Statement that reflect the Fund reorganization are given below.

	As of 30 September 2008	As of 31 December 2007

Number of shares (before reorganization)	14 925	12 531
Shareholders’ equity (before reorganization)	26 858	22 568

Number of shares	8 963 044	7 866 848
Share capital	16 492	12 635

Revaluation reserve for intangibles	10 225	9 386
Retained earnings	141	547
Shareholders’ equity	26 858	22 568

Modified interim consolidated balance sheet
ASSETS	Note	As of 30 September 2008	As of 31 December 2007
Non-current assets
Other non-current assets		657	396
Plants, property and equipment		36	49
Intangible assets		10 225	9 390
Long-term inventory		11 894	8 880
Total non-current assets		22 812	18 715
Current assets
Cash and cash equivalents		676	47
Short-term loans receivable		3 120	3 770
Other receivables		247	43
Other current assets		88	31
Total current assets		4 131	3 891
TOTAL ASSETS		26 943	22 606

LIABILITIES
Current liabilities
Other payables		(20)	(19)
Short-term borrowings		(27)	(6)
Other current liabilities		(28)	(7)
Taxes payable		(10)	(6)
Total current liabilities		(85)	(38)
TOTAL LIABILITIES

SHAREHOLDERS’ EQUITY
Share capital		16 492	12 635
Revaluation reserve for intangibles		10 225	9 386
Retained earnings		141	547
TOTAL SHAREHOLDERS’ EQUITY		26 858	22 568

Modified interim consolidated income statement
	Note	For the 9 months ended 30 September 2008	For the year ended 31 December 2007
Revenue		-	-
Operating expenses		-	-
General and administrative		(890)	(416)
Other operating income		459	937
Other operating expenses		(16)	(3)
Exchange difference gain/loss		49	34

Operating profit/(loss)		(398)	552

Finance costs
Interest expenses		(2)	(2))

Profit/(loss) before tax		(400)	550
Income tax expense (current)		(6)	(3)
Net profit for the year		(406)	547

 Item 18.          FINANCIAL STATEMENTS

The Registrant has elected to report Financial Statements under Item 17.

Item 19.          EXHIBITS

Copies of the following documents are filed with this Form 20-F as exhibits:

Index of Exhibits

3.1	Amended and Restated Memorandum and Articles of Association **
10.1	Residential Investment Agreement by and between the Administration of the City of Sochi and Somo, Ltd. (“the Administration) executed on August 6, 2007. **
10.2	Contract on Tenancy #104 **
23.1	Consent of Auditor
** Previously filed as an Exhibit to the Form 20-F on February 2, 2009.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KONSTA REAL ESTATE PROPERTIES LTD.

Dated: February 6, 2009	Per:

/s/ Roman Plavnik
Roman Plavnik
President, Chief Executive Officer, and Chairman of the Board